   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 3, 1996

                                                 REGISTRATION NO. 333-6573
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                  AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                               PINKERTON'S, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

               DELAWARE                              13-5318100
       (STATE OF INCORPORATION)         (I.R.S. EMPLOYER IDENTIFICATION NO.)

                      15910 VENTURA BOULEVARD, SUITE 900
                         ENCINO, CALIFORNIA 91436-2810
                                (818) 380-8800
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                            C. MICHAEL CARTER, ESQ.
                   EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL
                            AND CORPORATE SECRETARY
                               PINKERTON'S, INC.
                      15910 VENTURA BOULEVARD, SUITE 900
                         ENCINO, CALIFORNIA 91436-2810
                                (818) 380-8800
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                  COPIES TO:
         ANDREW E. BOGEN, ESQ.                NICHOLAS P. SAGGESE, ESQ.
      GIBSON, DUNN & CRUTCHER LLP       SKADDEN, ARPS, SLATE, MEAGHER & FLOM
        333 SOUTH GRAND AVENUE           300 SOUTH GRAND AVENUE, SUITE 3400
         LOS ANGELES, CA 90071              LOS ANGELES, CALIFORNIA 90071
            (213) 229-7000                         (213) 687-5000

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement from the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED JULY 3, 1996

PROSPECTUS
     , 1996

                                2,360,000 SHARES

                              [LOGO OF PINKERTON]

                                  COMMON STOCK

  Of the 2,360,000 shares of Common Stock, par value $.001 per share (the "Common Stock"), being offered hereby (the "Offering"), 1,700,000 shares are being sold by Pinkerton's, Inc. ("Pinkerton" or the "Company"), and 660,000 shares are being sold by a stockholder of the Company (the "Selling Stockholder"). See "Principal Stockholders and Selling Stockholder." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder. The Common Stock of the Company is traded on the New York Stock Exchange ("NYSE") under the symbol "PKT." On July 1, 1996, the last reported sale price of the Common Stock was $23 1/4 per share. See "Price Range of Common Stock and Dividend Policy."

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------

                                       PRICE       UNDERWRITING     PROCEEDS     PROCEEDS TO
                                       TO THE     DISCOUNTS AND      TO THE      THE SELLING
                                       PUBLIC     COMMISSIONS(1)   COMPANY(2)   STOCKHOLDER(3)
- ----------------------------------------------------------------------------------------------
Per Share........................       $              $              $              $
Total(4).........................      $              $              $              $
- ----------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting the Company's share of expenses, estimated at $300,000.

(3) Before deducting the Selling Stockholder's share of expenses, estimated at $11,500.

(4) The Company has granted to the Underwriters an option, exercisable within 30 days hereof, to purchase up to an aggregate of 354,000 additional shares of Common Stock at the price to the public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to the public, underwriting discounts and commissions, proceeds to the Company and
    proceeds to the Selling Stockholder will be $   , $   , $    and $   ,
    respectively. See "Underwriting."

  The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to various prior conditions, including the rights of the Underwriters to reject any order in whole or in part. It is expected that
delivery of the shares will be made in New York, New York on or about       ,
1996.

DONALDSON, LUFKIN & JENRETTE
   SECURITIES CORPORATION

                      PRUDENTIAL SECURITIES INCORPORATED

                                                         SCHRODER WERTHEIM & CO.

            [FOUR PHOTOGRAPHS OF PINKERTON EMPLOYEES ON DUTY]


                      NOTE ON FORWARD-LOOKING STATEMENTS

  Certain information set forth in this Prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act") and is subject to certain risks and uncertainties, including those identified under the caption "Risk Factors." Readers are cautioned not to place undue reliance on these statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments. This Prospectus also contains market data derived, without independent verification, from a 1995 report (the "Freedonia Report") by the Freedonia Group, Inc., an independent research firm. The Freedonia Report projects growth in the Company's industry; however, there can be no assurance that such industry growth will materialize or will occur at the levels projected.

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  Pinkerton is a registered trademark of Pinkerton's, Inc.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, (i) all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option and (ii) all market data are derived from the Freedonia Report. The following summary includes "forward-looking statements." See "Note on Forward-Looking Statements."

                                  THE COMPANY

  Pinkerton is one of the world's leading providers of contract security and security-related services. The Company, which was founded in 1850 by the original "private eye," Allan Pinkerton, provides uniformed security officer services to more than 5,000 industrial, commercial and governmental customers domestically and internationally, including approximately half of the United States "Fortune 1,000" companies. In addition to security officer services, Pinkerton provides security systems design and integration services; security consulting; pre-employment background verification and assessment services; general, undercover and specialized investigations; and patrol and alarm response services. The Company operates more than 220 offices in the United States, Canada, Mexico, Europe and Asia and has more than 45,000 employees.

  During 1994, the Company recruited a new senior management team, implemented a number of measures designed to improve the Company's operating results and initiated a corporate strategy to position Pinkerton for long-term growth and profitability. Management performed a detailed analysis of the Company's profitability on a contract-by-contract basis, which enabled it to identify, renegotiate and when necessary terminate many unprofitable contracts. Management also refocused the Company's sales and marketing efforts, replaced a number of underperforming district managers, instituted a new incentive system designed to promote profitability at the district office level and tightened cost controls. After surveying many customers to better understand their security needs, the Company rededicated itself to providing quality services by commencing total quality management and enhancing employee training programs. These measures have enabled the Company to report increased gross margins in each of the last five quarters over the comparable prior periods. In addition, for the fiscal year ended December 29, 1995 and the twelve weeks ended March 22, 1996, operating profit (before non-recurring items) increased by 154.4% and 26.2%, respectively, over the comparable prior periods.

BUSINESS STRATEGY

  Pinkerton's strategic objective is to be a world-class, global security solutions provider by offering and integrating traditional security services with electronic security systems and a range of consulting services to address all of a customer's security needs. As part of this strategy, the Company intends to: (i) capitalize on its worldwide customer base, widely-recognized brand name and reputation for superior quality by cross-marketing higher margin, value-added services and products, thereby creating security partnerships with its customers and increasing customer retention and (ii) pursue an aggressive acquisition strategy designed both to add core competencies, such as security systems integration, and to grow its security officer franchise. Specifically, the Company's strategy consists of the following:

  . Promote Widely-Recognized Brand Name. The Company believes that
    "Pinkerton" is the most widely- recognized brand name in the security industry worldwide. The Company intends to continue to capitalize on Pinkerton's brand name and reputation for superior quality security services and products.

  . Emphasize World-Class Service. The Company intends to maintain its strong commitment to providing its clients with world-class service and believes that its employee selection process and training programs are the most rigorous and effective in the industry. As the primary interface with its customers on a day-to-day basis, Pinkerton's security officers are the key to the Company's ability to provide world-class customer service and differentiate itself from its competition.

  . Offer a Full Range of Security Services. The Company intends to aggressively expand its offerings of higher margin, value-added services and products in order to become a single-source provider of security solutions for its existing and future customers. As part of this effort, the Company plans to capitalize on its worldwide customer base by cross-marketing its expanded security service and product offerings. Management believes that as a full-service provider of innovative security solutions Pinkerton can create security partnerships with its existing and future customers, promote customer retention and expand the Company's customer base.

  . Capitalize on "Outsourcing" and Centralization Trends. Management intends to continue to capitalize on the growing trends among businesses to outsource non-core functions, such as security, and to centralize the procurement and oversight of such functions at the corporate level in order to minimize the number of vendor relationships. Pinkerton believes it has a number of competitive advantages to capitalize on these trends toward outsourcing and centralization, including its long-standing expertise in recruiting, training and managing large numbers of security personnel, its demonstrated ability to manage large, multi-site corporate security contracts and its extensive knowledge of customer security needs. These capabilities have enabled the Company to obtain a contract extending to 1999 to provide security officer services for all of General Motors' North American facilities, a function which General Motors had previously handled primarily in-house. Pinkerton has over 50 customers for which it provides security services on a national or regional level at multiple locations.

  The Company has embarked on an aggressive effort to broaden its core competencies through acquisitions. Key elements of the Company's acquisition strategy include:

  . Expand Strategically Into Security Systems Integration. The Company intends to assemble an extensive network of security systems integration businesses in major metropolitan areas as part of its effort to be a single-source provider of security solutions. Since the beginning of 1995, Pinkerton has acquired three regional security systems integration businesses. These businesses provide higher margin, value-added services and products by integrating diverse electronic security systems, such as access control, closed circuit television, alarm monitoring and digital badging, into a coherent interrelated operating system that enhances security and automates alarm response. These businesses also provide ongoing maintenance of such systems.

  . Consolidate Security Officer Companies. The market for security officer services is highly fragmented, with only a few national operators and over 9,000 independent vendors, most of which serve discrete local markets. The Company estimates, based on industry sources, that Pinkerton and the other two largest companies in the security industry currently have a combined domestic market share of approximately 29%, and that the 20 largest operators have a combined domestic market share of approximately 48%. Management believes that Pinkerton has several competitive advantages to enable it to succeed as an industry consolidator, including a widely-recognized brand name, a strong financial position, access to capital, a reputation for superior quality, the ability to service national and international accounts, management experience in identifying and assimilating acquisitions and sophisticated management information systems.

  . Expand International Operations. The Company intends to capitalize on future strategic opportunities for international expansion to enhance its ability to provide global security solutions to its existing and future customers. The Company currently has offices in 18 countries throughout North America, Europe and Asia.

INDUSTRY

  The domestic security-related services industry, which includes security officer and investigative services, system integration services, alarm monitoring services, patrol services and security consulting services, accounted for revenues of approximately $16.6 billion in 1994 and is projected to increase at a compound annual growth rate of approximately 7.9% per year to approximately $26 billion by the year 2000. The domestic security officer services segment of the market, from which the Company generated approximately 80% of its revenues in 1995, accounted for approximately $8.6 billion of revenues in 1994 and is projected to increase at a compound annual growth rate of 7.4% to almost $13.2 billion by the year 2000. The Company believes that the projected growth in the security-related services industry in general, and the security officer services segment in particular, is attributable primarily to three factors: (i) increasing incidents of crime, violence and terrorism, (ii) governmental budgetary constraints which limit the resources available to combat such crime, violence and terrorism and (iii) the growing trend among businesses to outsource certain non-core operations, such as security services, to limit required capital expenditures and reduce administrative and labor costs.

  The Company was incorporated in 1925 in the State of Delaware. The Company's principal executive offices are located at 15910 Ventura Boulevard, Suite 900, Encino, California 91436-2810; its telephone number is (818) 380-8800.

                                  RISK FACTORS

  See "Risk Factors" for a discussion of certain factors that should be considered by prospective investors.

                                  THE OFFERING

 Common Stock Offered:
  By Pinkerton....................  1,700,000 shares
  By the Selling Stockholder......    660,000 shares
                                    ---------
    Total.........................  2,360,000 shares
                                    ---------
                                    ---------

 Common Stock to be outstanding
  after the Offering..............  10,050,269 shares(a)
 Use of Proceeds..................  To redeem debt and for general corporate purposes, including future acquisitions. See "Use of Proceeds."
 NYSE Symbol......................  PKT

- --------------------

(a) Excludes 903,663 shares subject to outstanding options to purchase shares of Common Stock under the Company's employee stock option plans as of July 1, 1996.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following tables present summary historical financial data for the fiscal years ended December 27, 1991, December 25, 1992, December 31, 1993, December 30, 1994, and December 29, 1995, derived from the Company's Consolidated Financial Statements audited by KPMG Peat Marwick LLP, and for the twelve week periods ended March 24, 1995 and March 22, 1996 and at March 22, 1996, derived from the Company's unaudited interim period Consolidated Financial Statements prepared by the Company's management that include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the Company's financial position and results of operations for the indicated interim periods. The results for the twelve-week periods ended March 24, 1995 and March 22, 1996 are not necessarily indicative of the results to be expected for the full fiscal year. Such data should be read in conjunction with such Consolidated Financial Statements, the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                              FISCAL YEARS ENDED(a)                       TWELVE WEEKS ENDED(a)
                         ---------------------------------------------------------------- ---------------------
                         DECEMBER 27, DECEMBER 25, DECEMBER 31, DECEMBER 30, DECEMBER 29, MARCH 24,  MARCH 22,
                             1991         1992       1993(B)        1994         1995        1995       1996
                         ------------ ------------ ------------ ------------ ------------ ---------- ----------
STATEMENT OF OPERATIONS
 DATA:
 Service revenues.......  $ 637,837    $ 703,676    $ 772,026    $ 849,960    $ 862,793   $  198,321 $  200,036
 Gross profit...........     71,685       78,391       83,031       76,434       91,621       18,751     23,186
 Non-recurring income
  (expense), net(c).....        --        (2,500)      (3,800)     (12,066)         --           --         --
 Operating profit
  (loss)................     26,312       19,011       15,926       (3,855)      20,891        3,185      4,018
 Net income (loss)......     12,573        8,587        3,201      (10,242)      10,500        1,471      1,709
 Net income (loss) per
  common share..........       1.66         1.04         0.39        (1.24)        1.26         0.18       0.20
 Weighted average common
  shares and common
  share equivalents.....      7,373        8,257        8,284        8,288        8,351        8,345      8,408
OTHER DATA:
 EBITDA(d)..............  $  33,284    $  32,518    $  32,762    $  24,159    $  35,596   $    6,562 $    7,616
 EBITA(e)...............     31,180       28,953       28,109       18,582       29,964        5,263      6,192
 Depreciation ..........      2,104        3,565        4,653        5,577        5,632        1,299      1,424
 Amortization ..........      4,868        7,442        8,383       10,371        9,073        2,078      2,174

                                                          AT MARCH 22, 1996
                                                       ------------------------
                                                        ACTUAL   AS ADJUSTED(f)
                                                       --------- --------------
BALANCE SHEET DATA:
 Working capital...................................... $  94,423   $  95,828
 Total assets.........................................   291,175     291,342
 Total debt (including current maturities)............    42,850       8,575(g)
 Stockholders' equity.................................   115,561     151,356

- -------------------
(a) The Company's fiscal year comprises the 52-week (or 53-week) period ending on the Friday closest to December 31, within the reporting year. The Company's quarterly reporting periods consist of three four-week periods for the first, second and third quarters, and four four-week periods for the fourth quarter.
(b) The Company's 1993 fiscal year consisted of 53 weeks, whereas all other fiscal years presented consisted of 52 weeks.

(c) In 1994, goodwill and other intangibles, principally contract rights, were written down in the amount of $11,501, and the Company recorded a pre-tax charge of $2,934 consisting primarily of severance, recruiting and relocation charges. In addition, in 1994 the Company recorded a gain from litigation settlements in the amount of $2,369.

(d) Earnings before interest, taxes, depreciation, amortization, write-down of intangible assets, other special charges, gain from litigation settlements, net, and provision for reserve against investment. EBITDA should not be construed as an alternative to net income or any other measure of performance determined in accordance with generally accepted accounting principles or an indicator of the Company's operating performance, liquidity or cash flows generated by operating activities.

(e) Earnings before interest, taxes, amortization, write-down of intangible assets, other special charges, gain from litigation settlements, net, and provision for reserve against investment. EBITA should not be construed as an alternative to net income or any other measure of performance determined in accordance with generally accepted accounting principles or an indicator of the Company's operating performance, liquidity or cash flows generated by operating activities.

(f) Gives effect to the sale by the Company of the shares of Common Stock offered hereby, the application of the estimated net proceeds as set forth under "Use of Proceeds" and an assumed offering price of $23 1/4 per share.

(g) Although outstanding on an "as adjusted" basis at March 22, 1996, the Company made a scheduled principal amortization payment on June 17, 1996 of $8,575. Accordingly, after giving effect to the application of the net proceeds to the Company of the Offering, total debt would be zero.

                                 RISK FACTORS

  Each prospective investor should carefully consider all information contained in this Prospectus or incorporated or deemed to be incorporated in this Prospectus and should give particular consideration to the following factors before making an investment in the Common Stock.

ACQUISITION STRATEGY

  The Company is actively and currently seeking to expand its business through selected acquisitions which may be substantial in size. Accomplishing this goal will depend on a number of factors, including the Company's ability to identify and acquire acceptable businesses, hire and train qualified managers and integrate new acquisitions into the Company's operations. The process of consummating acquisitions involves greater risks than management of an existing business, and assimilating acquired businesses may be prolonged due to unforeseen difficulties, may require a disproportionate amount of resources and management's attention and may not result in the expected economic benefits. Factors which may affect the success of an acquisition include, among other things, the retention of acquired contracts and management, compatibility of the acquired company's culture with Pinkerton's, the appropriateness of overhead structure in relation to the size of the acquired business and the targeted market and trends affecting the industry generally. There can be no assurance that any one or more acquisition candidates can be identified or acquired at acceptable prices or be successful. Management may determine that it is necessary or desirable to obtain financing for such acquisitions through bank borrowings or the issuance of debt or equity securities. Debt financing of any such acquisition could increase the leverage of the Company. Equity financing of any such acquisition may dilute the ownership of the Company's stockholders.

  Since the beginning of 1995, Pinkerton has acquired three regional security systems integration businesses. Despite achieving higher gross margins than the Company's security officer business, the Company's security systems integration business has not, in the aggregate, achieved results superior to the Company's security officer business because of the operating expenses associated with assimilating these acquisitions, organizing the division and pursuing additional acquisitions. There can be no assurance that management's anticipated results will be achieved with security systems integration businesses acquired or to be acquired by the Company.

INTERNATIONAL OPERATIONS

  The Company's presence in the United Kingdom, Mexico, Continental Europe and Asia is primarily the result of international expansion between 1991 and 1994. The new Pinkerton management team conducted a review of these operations and determined that operations in the United Kingdom and Asia were in need of reorganization, refocusing and strengthening and that the business in Continental Europe required additional volume to become profitable. In the aggregate, the Company's international operations sustained operating losses in 1993, 1994 and 1995. See "Note 14 of Notes to Consolidated Financial Statements." While management believes that the reorganization, refocusing and investment in foreign operations should enable the Company to restore these operations to profitability, no assurance can be given that this will occur.

  Pinkerton's international operations are vulnerable to currency fluctuations, the difficulty of doing business in a foreign culture and regulatory environment and potential government and economic instability, particularly in Mexico, where the Company's operations were negatively impacted by a prior currency devaluation. Moreover, the Company's ability to expand its international presence profitably will depend, in large part, upon its successful completion of acquisitions that carry out its strategic goals in the various markets.

PRINCIPAL STOCKHOLDER

  Upon completion of the Offering, Thomas W. Wathen will beneficially own approximately 21.2% of Pinkerton's Common Stock (20.5% if the Underwriters' over-allotment option is exercised in full). Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of Pinkerton pursuant to a transaction which might otherwise be beneficial to stockholders.

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock in the public market following the offering could adversely affect the prevailing market price. Beginning 120 days after the date of this Prospectus, approximately 2,393,792 additional shares (251,625 shares of which are subject to currently exercisable options) will become eligible for sale in the public market upon the expiration of certain lock-up agreements with the Underwriters, subject to compliance with Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). As of July 1, 1996, Pinkerton has reserved for issuance up to 1,398,463 shares of Common Stock under its employee stock option plans, of which 903,663 shares are subject to currently outstanding options.

DIVIDEND POLICY

  The Company has never paid cash dividends on its Common Stock and has no current plans to pay any such dividends in the future. There can be no assurance as to the amount of funds, if any, that will be available for the declaration and payment of dividends in the future.

                                USE OF PROCEEDS

  The net proceeds to Pinkerton from the Offering, after payment of underwriting discounts and commissions and expenses, are estimated to be
approximately $   million ($   million if the Underwriters' over-allotment
option is exercised in full), assuming a public offering price of $   per
share. Pinkerton will not receive any of the proceeds of the sale of shares of Common Stock by the Selling Stockholder. The Company will use a portion of the estimated net proceeds of the Offering to redeem its 10.35% Senior Notes due 2000 (the "Senior Notes"). Assuming the redemption of the Senior Notes were effected on July 31, 1996, using an assumed Treasury Note rate of 6.43%, the aggregate redemption price (including accrued interest and pre-payment charge) would be $37.1 million after giving effect to an amortization payment of approximately $8.6 million made on June 17, 1996. Any net proceeds to Pinkerton from the Offering not used to redeem the Senior Notes will be used for general corporate purposes including future acquisitions. As of the date hereof, the Company has no definitive agreement or commitment to make any material acquisition. See "Risk Factors--Acquisition Strategy."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Company's Common Stock is traded on the NYSE under the symbol "PKT." From its 1990 initial public offering to June 25, 1996, the Company's Common Stock was traded on the Nasdaq National Market ("Nasdaq") under the symbol "PKTN." The following table sets forth for the periods indicated the range of high and low bid prices of the Common Stock as reported by Nasdaq and high and low sale prices of the Common Stock as reported by the NYSE, as applicable. As of July 1, 1996, there were approximately 135 holders of record of Common Stock.

                                                                PRICE RANGE OF
                                                                 COMMON STOCK
                                                                ---------------
                                                                 HIGH     LOW
                                                                ------- -------
FISCAL YEAR ENDED DECEMBER 30, 1994:
  1st Quarter.................................................. $22     $18
  2nd Quarter..................................................  21 1/4  15 1/4
  3rd Quarter..................................................  17 1/2  15 1/4
  4th Quarter..................................................  20 1/2  14
FISCAL YEAR ENDED DECEMBER 29, 1995:
  1st Quarter.................................................. $19 3/4 $15 1/2
  2nd Quarter..................................................  17      14 3/4
  3rd Quarter..................................................  18 3/4  15 3/4
  4th Quarter..................................................  21 1/2  17 5/8
FISCAL YEAR ENDED DECEMBER 27, 1996:
  1st Quarter.................................................. $20 1/2 $18 1/4
  2nd Quarter..................................................  26      19
  3rd Quarter (through July 1, 1996)...........................  25      22 1/2

  On July 1, 1996, the last sale price of the Common Stock, as reported by the NYSE, was $23 1/4 per share.

  Pinkerton has never paid cash dividends on its Common Stock. The Company intends to retain all of its future earnings to finance its operations and its acquisition program, and does not anticipate paying cash dividends in the foreseeable future. The Senior Notes contain restrictions on the payment of dividends; however, the Company intends to apply a portion of the net proceeds of the Offering to redeem all of the Senior Notes. See "Use of Proceeds."

                                CAPITALIZATION

              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following table sets forth the consolidated capitalization of the Company at March 22, 1996, and as adjusted to give effect to the sale by the Company of 1,700,000 shares of Common Stock in the Offering and the application of the net proceeds therefrom, assuming no exercise of the Underwriters' over-allotment option. This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto.

                                                                       AT MARCH 22, 1996
                                                                    ------------------------
                                                                     ACTUAL   AS ADJUSTED(a)
                                                                    --------  --------------
Cash, cash equivalents and marketable securities................... $ 43,002     $ 43,052
                                                                    ========     ========
Total debt (including current portion)(b).......................... $ 42,850     $  8,575 (c)
Stockholders' equity:
  Common Stock, par value $.001 per share; authorized 100,000,000 shares; issued and outstanding 8,346,469 shares; as adjusted
   10,046,469 shares...............................................       8           10
  Preferred Stock, authorized 5,068,000 shares; none outstanding...      --           --
  Additional paid-in capital.......................................   74,485      111,633
  Retained earnings................................................   50,185       48,830
  Other adjustments(d).............................................   (9,117)      (9,117)
                                                                    --------     --------
    Total stockholders' equity.....................................  115,561      151,356
                                                                    --------     --------
Total capitalization............................................... $158,411     $159,931
                                                                    ========     ========

- ---------------------

(a) Based on a public offering price of $23 1/4 per share for the sale by the Company of 1,700,000 shares of Common Stock offered hereby, less underwriting discounts and commissions and estimated expenses of the Offering.

(b) As of March 22, 1996, there was no outstanding balance under the Company's revolving credit facility.
(c) Although outstanding on an "as adjusted" basis at March 22, 1996, the Company made a scheduled principal amortization payment on June 17, 1996 of $8,575. Accordingly, after giving effect to the application of the net proceeds to the Company of the Offering, total debt would be zero.
(d) Consisting principally of pension adjustments arising from the application of SFAS No. 87 and foreign currency translation adjustments under SFAS No. 52.

                     SELECTED CONSOLIDATED FINANCIAL DATA

                  (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following tables present selected historical financial data for the fiscal years ended and at December 27, 1991, December 25, 1992, December 31, 1993, December 30, 1994 and December 29, 1995, derived from the Company's Consolidated Financial Statements audited by KPMG Peat Marwick LLP, and for the twelve week periods ended March 24, 1995 and March 22, 1996 and at March 22, 1996, derived from the Company's unaudited interim period Consolidated Financial Statements prepared by the Company's management that include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the Company's financial position and results of operations for the indicated interim periods. The results for the twelve week periods ended March 24, 1995 and March 22, 1996 are not necessarily indicative of the results to be expected for the full fiscal year. Such data should be read in conjunction with such Consolidated Financial Statements, the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                              FISCAL YEARS ENDED(a)                       TWELVE WEEKS ENDED(a)
                         ---------------------------------------------------------------- ---------------------
                         DECEMBER 27, DECEMBER 25, DECEMBER 31, DECEMBER 30, DECEMBER 29, MARCH 24,  MARCH 22,
                             1991         1992       1993(B)        1994         1995        1995       1996
                         ------------ ------------ ------------ ------------ ------------ ---------- ----------
STATEMENT OF OPERATIONS
 DATA:
 Service revenues.......  $ 637,837    $ 703,676    $ 772,026    $ 849,960    $ 862,793   $  198,321 $  200,036
 Cost of services.......    566,152      625,285      688,995      773,526      771,172      179,570    176,850
                          ---------    ---------    ---------    ---------    ---------   ---------- ----------
 Gross profit...........     71,685       78,391       83,031       76,434       91,621       18,751     23,186
 Operating expenses.....     41,184       49,827       54,982       57,983       61,857       13,523     17,032
 Amortization of
  intangible assets.....      4,189        7,053        8,323       10,240        8,873        2,043      2,136
 Write-down of
  intangible assets and
  other special
  charges(c)............        --        (2,500)      (3,800)     (14,435)         --           --         --
 Gain from litigation
  settlements, net......        --           --           --         2,369          --           --         --
                          ---------    ---------    ---------    ---------    ---------   ---------- ----------
 Operating profit
  (loss)................     26,312       19,011       15,926       (3,855)      20,891        3,185      4,018
 Provision for reserve
  against investment....        --           --         3,267          --           --           --         --
 Interest expense, net..      5,146        5,062        4,238        3,969        2,870          508        604
                          ---------    ---------    ---------    ---------    ---------   ---------- ----------
 Income (loss) before
  income taxes..........     21,166       13,949        8,421       (7,824)      18,021        2,677      3,414
 Provision for income
  taxes.................      8,593        5,362        5,220        2,418        7,521        1,206      1,705
                          ---------    ---------    ---------    ---------    ---------   ---------- ----------
 Net income (loss)......  $  12,573    $   8,587    $   3,201    $ (10,242)   $  10,500   $    1,471 $    1,709
                          =========    =========    =========    =========    =========   ========== ==========
 Net income (loss) per
  common share..........  $    1.66    $    1.04    $    0.39    $   (1.24)   $    1.26   $     0.18 $     0.20
 Weighted average common
  shares and common
  share equivalents.....      7,373        8,257        8,284        8,288        8,351        8,345      8,408
OTHER DATA:
 EBITDA(d)..............  $  33,284    $  32,518    $  32,762    $  24,159    $  35,596   $    6,562 $    7,616
 EBITA(e)...............     31,180       28,953       28,109       18,582       29,964        5,263      6,192
 Depreciation...........      2,104        3,565        4,653        5,577        5,632        1,299      1,424
 Amortization...........      4,868        7,442        8,383       10,371        9,073        2,078      2,174

                                                             AT
                         --------------------------------------------------------------------------
                         DECEMBER 27, DECEMBER 25, DECEMBER 31, DECEMBER 30, DECEMBER 29, MARCH 22,
                             1991         1992         1993         1994         1995       1996
                         ------------ ------------ ------------ ------------ ------------ ---------
BALANCE SHEET DATA:
 Working capital........  $  94,434    $  99,032    $  92,100    $  85,400    $  90,225   $  94,423
 Total assets...........    264,460      260,828      282,738      278,090      287,344     291,175
 Total debt (including
  current maturities)...     60,000       60,000       60,000       51,425       42,850      42,850
 Stockholders' equity...    111,415      114,202      111,631      103,422      113,725     115,561

- -------------------
(a) The Company's fiscal year comprises the 52-week (or 53-week) period ending on the Friday closest to December 31, within the reporting year. The Company's quarterly reporting periods consist of three four-week periods for the first, second and third quarters, and four four-week periods for the fourth quarter.

(b) The Company's 1993 fiscal year consisted of 53 weeks, whereas all other fiscal years presented consisted of 52 weeks.

(c) In 1994, goodwill and other intangibles, principally contract rights, were written down in the amount of $11,501, and the Company recorded a pre-tax charge of $2,934 consisting primarily of severance, recruiting and relocation charges.

(d) Earnings before interest, taxes, depreciation, amortization, write-down of intangible assets, other special charges, gain from litigation settlements, net, and provision for reserve against investment. EBITDA should not be construed as an alternative to net income or any other measure of performance determined in accordance with generally accepted accounting principles or an indicator of the Company's operating performance, liquidity or cash flows generated by operating activities.

(e) Earnings before interest, taxes, amortization, write-down of intangible assets, other special charges, gain from litigation settlements, net, and provision for reserve against investment. EBITA should not be construed as an alternative to net income or any other measure of performance determined in accordance with generally accepted accounting principles or an indicator of the Company's operating performance, liquidity or cash flows generated by operating activities.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

  The following discussion and analysis should be read in conjunction with the information set forth under "Selected Consolidated Financial Data" and the Consolidated Financial Statements and Notes thereto included elsewhere herein. Pinkerton's fiscal year comprises the 52-week (or 53-week) period ending on the Friday closest to December 31, within the reporting year. The Company's quarterly reporting periods consist of three four-week periods for the first, second and third quarters, and four four-week periods for the fourth quarter.

RESULTS OF OPERATIONS

 FIRST QUARTER 1996 COMPARED WITH FIRST QUARTER 1995

  Service Revenues. The Company's service revenues increased by $1.7 million, or 0.9%, from $198.3 million in the first quarter of 1995 to $200.0 million in the first quarter of 1996.

  Domestic Service Revenues. The Company's domestic service revenues increased by $1.2 million, or 0.7%, from $168.0 million in the first quarter of 1995 to $169.2 million in the first quarter of 1996. This increase reflects the revenues of systems integration businesses acquired of $6.1 million less service reductions of $4.9 million. The service reductions occurred primarily as a result of an active program to improve profitability by eliminating unprofitable accounts.

  International Service Revenues. Service revenues of the Company's international operations increased by $0.5 million, or 1.6%, from $30.3 million in the first quarter of 1995 to $30.8 million in the first quarter of 1996. This increase primarily results from $1.0 million of new business offset by foreign currency exchange reductions of $0.5 million.

  Cost of Services and Gross Profit. The Company's cost of services decreased by $2.7 million, or 1.5%, from $179.6 million in the first quarter of 1995 to $176.9 million in the first quarter of 1996. This decrease results primarily from the impact of cost efficiencies resulting from the Company's ongoing efforts to reduce the cost of services. Gross profit increased $4.4 million, or 23.4%, from $18.8 million in the first quarter of 1995 to $23.2 million in the first quarter of 1996. Gross profit as a percentage of service revenues increased from 9.5% in the first quarter of 1995 to 11.6% in the first quarter of 1996 reflecting the changes in cost of services discussed above. Gross profit was also favorably impacted by the inclusion of the Company's security systems integration service operations, which typically experience higher gross margins than the Company's security service operations.

  Operating Expenses. Operating expenses increased by $3.5 million, or 25.9%, from $13.5 million in the first quarter of 1995 to $17.0 million in the first quarter of 1996. As a percentage of service revenues, operating expenses increased from 6.8% in the first quarter of 1995 to 8.5% in the first quarter of 1996. The increased operating expense percentage reflects the operations of the Company's security systems integration service operations which have different operating ratios with both higher gross profit margins and operating expenses than the Company's security service operations. Operating expenses also reflect the Company's ongoing expenditures for quality processes and training programs implemented to enhance customer value.

  Amortization. Amortization of costs in excess of net assets acquired increased by $0.1 million from $2.0 million in the first quarter of 1995 to $2.1 million in the first quarter of 1996. This reflects additional amortization of intangible assets arising from acquisitions consummated subsequent to the first quarter of 1995.

  Operating Profit. Operating profit was $4.0 million, or 2.0% of service revenues, for the first quarter of 1996 as compared to $3.2 million, or 1.6% of service revenues, for the same period last year. Operating profit increased due to improved gross profit margins, partially offset by an increase in operating expenses discussed above.

  Income Taxes. The effective tax rate in the first quarter of 1996 was 50.0% as compared to 45.0% in 1995. The higher tax rate in 1996 is primarily attributable to an increase in certain non-United States losses that have no tax benefit as well as a reduction in targeted jobs tax credits that expired in 1995.

 1995 COMPARED WITH 1994

  Service Revenues. The Company's services revenues increased by $12.8 million, or 1.5%, from $850.0 million in 1994 to $862.8 million in 1995. This increase reflects $8.9 million of revenues from businesses acquired during 1995, a net increase in all other business of $9.5 million and revenue reductions arising from currency fluctuations of $5.6 million.

  Domestic Service Revenues. Compared with the prior year, the Company's domestic service revenues increased by $11.7 million, or 1.6%, from $714.5 million in 1994 to $726.2 million in 1995. This increase reflects $8.9 million of revenues from businesses acquired during 1995 with revenues from all other domestic sources increasing $2.8 million. Domestic service revenues reflect $96.4 million and $92.3 million of revenue generated by the General Motors account in 1995 and 1994, respectively. Domestic service revenues, net of acquisition and General Motors revenues, declined $1.2 million in 1995. This decline occurred primarily as a result of an active program to improve profitability by eliminating unprofitable business, which resulted in a reduction in domestic service hours of 2.5%.

  International Service Revenues. Service revenues of the Company's international operations increased by $1.1 million, or 0.8%, from $135.5 million in 1994 to $136.6 million in 1995. This increase was attributable to increased service requirements from new and existing clients partially offset by reductions arising from currency fluctuations. As a percentage of total service revenues, international operations were 15.9% in 1994 and 15.8% in 1995.

  Cost of Services and Gross Profit. The Company's cost of services decreased by $2.3 million, or 0.3%, from $773.5 million in 1994 to $771.2 million in 1995. This decrease was primarily due to operating cost efficiencies and the improved availability of labor in the markets in which the Company operates, partially offset by payroll and related expenses accompanying the increase in service revenues noted above. Gross profit increased $15.2 million, or 19.9%, from $76.4 million in 1994 to $91.6 million in 1995. The Company's gross profit margin also improved from 9.0% in 1994 to 10.6% in 1995 principally as a result of operating cost efficiencies and reduction in the number of unprofitable contracts.

  Operating Expenses. Operating expenses increased by $3.9 million, or 6.7%, from $58.0 million in 1994 to $61.9 million in 1995. Operating expenses were 7.2% of service revenues in 1995 and 6.8% of service revenues in 1994. The increase in 1995 reflects the Company's expenditures in international markets to develop new business as well as company-wide expenditures to advance Pinkerton's quality initiatives, improve the recruitment and training of employees and improve other processes.

  Amortization. Amortization of intangible assets decreased by $1.3 million, or 12.7%, from $10.2 million in 1994 to $8.9 million in 1995. This decrease reflects lower amortization in the United Kingdom and Mexico due to a write-down of related intangibles in the fourth quarter of 1994.

  Operating Profit. Operating profit was $20.9 million, or 2.4% of service revenues in 1995, as compared with an operating loss of $3.9 million, or 0.5% of revenues in 1994. Operating profit increased as a percentage of revenues due to improved gross profit margins, partially offset by an increase in operating expenses discussed above. The operating loss in 1994 reflects the write-down of intangible assets of $11.5 million and other special charges of $2.9 million.

  Interest. Interest income increased $1.2 million to $2.7 million in 1995. The increase resulted from higher average interest rates in 1995 as well as an increase in average invested funds as compared with 1994. Interest expense increased by $0.1 million, or 1.8%, from $5.5 million in 1994 to $5.6 million in 1995.

  Income Taxes. Income taxes were $7.5 million in 1995 as compared with $2.4 million in 1994. The effective tax rate in 1994 was not meaningful in consideration of the positive tax provision and a net loss. The Company has historically experienced a high effective tax rate due to the cost of expansion into international markets and amortization of intangibles which have historically not been tax deductible. In 1995, the Company employed tax minimization strategies and experienced job-related tax credits which lowered its effective tax rate to 41.7%.

 1994 COMPARED WITH 1993

  Service Revenues. The Company's service revenues increased by $78.0 million, or 10.1%, from $772.0 million in 1993 to $850.0 million in 1994. This increase was primarily due to approximately $64.7 million of additional service revenue generated by the General Motors account during the year. Also adding to revenue were increases in bill rates in the United States and international security divisions and contract security businesses acquired in domestic and international markets in 1994. Such increases were partially offset by the effects of a 52-week year in 1994 as compared with a 53-week year in 1993 and lower foreign exchange rates related to the Company's international operations.

  Domestic Service Revenues. Compared with the prior year, the Company's domestic service revenues increased by $52.8 million, or 8.0%, from $661.7 million in 1993 to $714.5 million in 1994. This increase was primarily due to approximately $53.3 million of additional service revenue generated by the General Motors account during the year. Adding to growth were contract security revenues of $14.0 million derived from businesses acquired in 1994. All other increases, net, amounted to $3.8 million. Offsetting growth in 1994 were service reductions by existing clients and the selective elimination of unprofitable contracts and businesses, thereby lowering operating revenues by approximately $20.0 million.

  International Service Revenues. Service revenues of the Company's international operations increased by $25.2 million, or 22.8%, from $110.3 million in 1993 to $135.5 million in 1994. This increase was primarily attributable to revenue generated by the General Motors contract of $11.4 million, increases in service hours and bill rates, and the acquisition of new operations in Germany. These increases were partially offset by lower foreign exchange rates. As a percentage of total service revenues, international operations increased from 14.3% in 1993 to 15.9% in 1994.

  Cost of Services and Gross Profit. The Company's cost of services increased by $84.5 million, or 12.3%, from $689.0 million in 1993 to $773.5 million in 1994. These increases were primarily due to payroll and related expenses accompanying the increase in service revenues described above and increased labor costs arising from unbillable overtime which occurred as a result of the Company's inability to fill all available security officer positions due to labor shortages in certain markets. Labor shortages resulted from the improved economy and lower unemployment rates. Cost of services was also affected by an increase in insurance costs in 1994 of $9.1 million resulting primarily from higher payments on claims and increased costs in international operations due to acquisition due diligence and the effects of economic dislocation in Mexico. Gross profit decreased $6.6 million, or 8.0%, from $83.0 million in 1993 to $76.4 million in 1994. Gross profit as a percentage of service revenues decreased from 10.8% in 1993 to 9.0% in 1994. Increased competition for security officer contracts did not permit the Company to increase prices enough to fully recover the increased costs.

  Operating Expenses. Operating expenses increased by $3.0 million, or 5.5%, from $55.0 million in 1993 to $58.0 million in 1994. The increase in operating expenses resulted from the increase in service revenues, although at a lower rate. Operating expenses were 6.8% of service revenues in 1994 and 7.1% of service revenues in 1993. Actions were taken during 1994 to reduce operating expenses and improve efficiency.

  Write-down of Intangibles and Other Special Charges. Goodwill and other intangibles, principally contract rights, were written down in 1994 in the amount of $11.5 million. This write-down relates primarily to the Company's business in the United Kingdom ("U.K."). From the inception of the acquisitions which formed the U.K. business, the revenue and earnings projections made at the time of these acquisitions were not attained due to a prolonged economic recession, increased competitive pressures, the loss of contracts and difficulties encountered in developing and managing a large, national U.K. company. These conditions resulted in significant losses after amortization in 1994 and a significant deficiency in the U.K. subsidiary's equity. The Company determined that these trends would continue, and that projected results would not support the remaining balance of goodwill and other intangible assets.

  The methodology used by the Company to assess the recovery of goodwill and other intangibles was to review recent trends and where appropriate to project future results of operations, considering all available information, for the period of amortization which coincided with the life of the intangible asset as of December 30, 1994. Such methodology established that certain balances of goodwill and other intangible assets in two international businesses (U.K. and Mexico) were impaired and could not be recovered from future operations. Therefore, these intangible assets were written down based on projected discounted future cash flows using a discount rate reflecting the Company's average cost of capital.

  During 1994, the Company also recorded a pre-tax charge of $2.9 million consisting primarily of severance, recruiting and relocation charges.

  In 1993, the Company recorded a pre-tax charge of $3.8 million for realignment of field management, the consolidation of headquarters facilities and selected field operations, and a write-down of uniform inventory.

  Amortization. Amortization of intangible assets increased by $1.9 million, or 22.9%, from $8.3 million in 1993 to $10.2 million in 1994. This increase reflects full-year amortization related to business acquisitions made during 1993 and amortization related to 1994 acquisitions.

  Operating Loss. Operating loss was $3.9 million, or 0.5% of service revenues, as compared with operating profit of $15.9 million, or 2.1% of revenues, for 1993. Operating profit declined as a percentage of revenues due to increased labor and insurance costs, the write-down of goodwill and other intangible assets, increased amortization costs and higher operating expenses as discussed above.

  Interest Expense. Interest expense decreased by $0.2 million, or 3.5%, from $5.7 million in 1993 to $5.5 million in 1994. This decline reflects the scheduled repayment of $8.6 million principal amount of Senior Notes made in June 1994.

  Income Taxes. The Company's positive tax provision in 1994, in spite of an overall loss, reflects the non-deductibility of the goodwill write-down in the U.K., other non-United States losses for which no benefit has been recorded, and fixed, nondeductible goodwill in the United States. The United States statutory rates for 1994 and 1993 approximated 42% (federal rate of 35.0% and average effective state rate of approximately 7%).

CAPITAL RESOURCES AND LIQUIDITY

  Pinkerton's cash needs during the first six months of each year are greater because of higher payroll taxes. At March 22, 1996, the Company had $18.2 million in cash and cash equivalents, a decrease of $2.0 million from December 29, 1995; and $24.8 million in marketable securities, a $5.4 million increase from December 29, 1995. Net cash provided by operating activities of $7.3 million for the first quarter of 1996 was reduced by $9.3 million of net cash payments relating to investing activities. The Company's principal investing activities during the first quarter of 1996 were net purchases of marketable securities ($5.3 million), acquisitions ($2.8 million) and purchases of equipment and leasehold improvements ($1.2 million). The Company intends to apply a portion of the net proceeds to the Company from the Offering to redeem all of its outstanding Senior Notes, including the payment of accrued interest and prepayment charges. See "Use of Proceeds." Such redemption will cause recognition of extraordinary debt extinguishment expenses in the quarter in which it is effected.

  The Company has an acquisition program intended to implement its strategy to become a world-class, global security solutions provider. The Company also has an ongoing program to replace capital equipment as required. Both of these activities will continue for the balance of 1996.

  The Company has an unsecured revolving credit facility with a group of banks for borrowings up to $70.0 million, of which $50.0 million may be letters of credit. The facility also provides for a possible increase up to $100.0 million of borrowings (of which $50.0 million may be letters of credit) upon certain conditions. No cash borrowings have been made during 1996. At July 1, 1996 no amounts were outstanding under the cash borrowing facility and $39.1 million in letters of credit had been issued by the Company to secure obligations under the Company's self-insurance programs.

  The Company believes existing liquid resources, cash generated from operations and funds available under the revolving credit facility are sufficient for its acquisition program and operating and capital requirements during the next 12 months. The Company also has access to capital markets, if necessary, to raise funds for working capital, capital spending, acquisitions and other investments for business growth. See "Risk Factors--Acquisition Strategy."

SUBSEQUENT EVENT

  During the second quarter of 1996, the Company entered into a settlement related to the acquisition of Pinkerton's, Inc. by California Plant Protection, Inc. in 1988. As a result of this settlement, the Company received a cash payment of $5.2 million in the second quarter of 1996. Of this amount, $3.3 million represented a recovery of income and other taxes paid on behalf of the previous owner which were previously carried on the Company's balance sheet; the remaining $1.9 million (which is not taxable) will be recorded as other income in the second quarter of 1996.

  Certain information set forth below includes "forward-looking statements." See "Note on Forward-Looking Statements."

                                   BUSINESS

OVERVIEW

  Pinkerton is one of the world's leading providers of contract security and security-related services. The Company, which was founded in 1850 by the original "private eye," Allan Pinkerton, provides uniformed security officer services to more than 5,000 industrial, commercial and governmental customers domestically and internationally, including approximately half of the United States "Fortune 1,000" companies. In addition to security officer services, Pinkerton provides security systems design and integration services; security consulting; pre-employment background verification and assessment service; general, undercover and specialized investigations; and patrol and alarm response services. The Company operates more than 220 offices in the United States, Canada, Mexico, Europe and Asia and has more than 45,000 employees.

  During 1994, the Company recruited a new senior management team, implemented a number of measures designed to improve the Company's operating results and initiated a corporate strategy to position Pinkerton for long-term growth and profitability. Management performed a detailed analysis of the Company's profitability on a contract-by-contract basis, which enabled it to identify, renegotiate and when necessary terminate many unprofitable contracts. Management also refocused the Company's sales and marketing efforts, replaced a number of underperforming district managers, instituted a new incentive system designed to promote profitability at the district office level and tightened cost controls. After surveying many customers to better understand their security needs, the Company rededicated itself to providing quality services by commencing total quality management and enhancing employee training programs. These measures have enabled the Company to report increased gross margins in each of the last five quarters over the comparable prior periods. In addition, for the fiscal year ended December 29, 1995 and the twelve weeks ended March 22, 1996, operating profit (before non-recurring items) increased by 154.4% and 26.2%, respectively, over the comparable prior periods.

BUSINESS STRATEGY

  Pinkerton's strategic objective is to be a world-class, global security solutions provider by offering and integrating traditional security services with electronic security systems and a range of consulting services to address all of a customer's security needs. As part of this strategy, the Company intends to: (i) capitalize on its worldwide customer base, widely-recognized brand name and reputation for superior quality by cross-marketing higher margin, value-added services and products, thereby creating security partnerships with its customers and increasing customer retention and (ii) pursue an aggressive acquisition strategy designed both to add core competencies, such as security systems integration, and to grow its security officer franchise. See "Risk Factors--Acquisition Strategy." Specifically, the Company's strategy consists of the following:

  . Promote Widely-Recognized Brand Name. The Company believes that
    "Pinkerton" is the most widely- recognized brand name in the security industry worldwide. The Company intends to continue to capitalize on Pinkerton's brand name and reputation for superior quality security services and products.

  . Emphasize World-Class Service. The Company intends to maintain its strong commitment to providing its clients with world-class service and believes that its employee selection process and training programs are the most rigorous and effective in the industry. As the primary interface with its customers on a day-to-day basis, Pinkerton's security officers are the key to the Company's ability to provide world-class customer service and differentiate itself from its competition.

  . Offer a Full Range of Security Services. The Company intends to aggressively expand its offerings of higher margin, value-added services and products in order to become a single-source provider of security solutions for its existing and future customers. As part of this effort, the Company plans to capitalize on its worldwide customer base by cross-marketing its expanded security service and product offerings.

    Management believes that as a full-service provider of innovative security solutions Pinkerton can create security partnerships with its existing and future customers, promote customer retention and expand the Company's customer base.

  . Capitalize on "Outsourcing" and Centralization Trends. Management intends to continue to capitalize on the growing trends among businesses to outsource non-core functions, such as security, and to centralize the procurement and oversight of such functions at the corporate level in order to minimize the number of vendor relationships. Pinkerton believes it has a number of competitive advantages to capitalize on these trends toward outsourcing and centralization, including its long-standing expertise in recruiting, training and managing large numbers of security personnel, its demonstrated ability to manage large, multi-site corporate security contracts and its extensive knowledge of customer security needs. These capabilities have enabled the Company to obtain a contract extending to 1999 to provide security officer services for all of General Motors' North American facilities, a function which General Motors had previously handled primarily in-house. Pinkerton has over 50 customers for which it provides security services on a national or regional level at multiple locations.

  The Company has embarked on an aggressive effort to broaden its core competencies through acquisitions. See "Risk Factors--Acquisition Strategy." Key elements of the Company's acquisition strategy include:

  . Expand Strategically Into Security Systems Integration. The Company intends to assemble an extensive network of security systems integration businesses in major metropolitan areas as part of its effort to be a single-source provider of security solutions. Since the beginning of 1995, Pinkerton has acquired three regional security systems integration businesses. These businesses provide higher margin, value-added services and products by integrating diverse electronic security systems, such as access control, closed circuit television, alarm monitoring and digital badging, into a coherent interrelated operating system that enhances security and automates alarm response. These businesses also provide ongoing maintenance of such systems.

  . Consolidate Security Officer Companies. The market for security officer services is highly fragmented, with only a few national operators and over 9,000 independent vendors, most of which serve discrete local markets. The Company estimates, based on industry sources, that Pinkerton and the other two largest companies in the security industry currently have a combined domestic market share of approximately 29%, and that the 20 largest operators have a combined domestic market share of approximately 48%. Management believes that Pinkerton has several competitive advantages to enable it to succeed as an industry consolidator, including a widely-recognized brand name, a strong financial position, access to capital, a reputation for superior quality, the ability to service national and international accounts, management experience in identifying and assimilating acquisitions and sophisticated management information systems.

  . Expand International Operations. The Company intends to capitalize on future strategic opportunities for international expansion to enhance its ability to provide global security solutions to its existing and future customers. The Company currently has offices in 18 countries throughout North America, Europe and Asia.

MARKET OVERVIEW

  Industry research firms have categorized the United States' security services market into the following segments: security officer and investigation services; armored car services; central station monitoring services; and security consulting and other services. Security officer and investigation services is the oldest and largest segment of the security industry. Services in this market segment include armed and unarmed security officer and patrol services and various types of investigation services, including background, undercover, insurance claims, financial fraud and other investigations. These services are often characterized as either "proprietary" or "contract." Under proprietary arrangements, users of the services employ, schedule and manage their own security officers and investigators. In contrast, contract services are provided by independent security officer and investigation service companies such as Pinkerton to end users pursuant to contracts.

  The domestic security-related services industry, which includes security officer and investigative services, systems integration services, alarm monitoring services, patrol services and security consulting services, accounted for revenues of approximately $16.6 billion in 1994 and is projected to increase at a compound annual growth rate of approximately 7.9% per year to approximately $26 billion by the year 2000. The domestic security officer services segment of the market, from which the Company generated approximately 80% of its revenues in 1995, accounted for approximately $8.6 billion of revenues in 1994 and is projected to increase at a compound annual growth rate of 7.4% to almost $13.2 billion by the year 2000. The Company believes that the projected growth in the security-related services industry in general, and the security officer services segment in particular, is attributable primarily to three factors: (i) increasing incidents of crime, violence and terrorism,
(ii) governmental budgetary constraints which limit the resources available to combat such crime, violence and terrorism and (iii) the growing trend among businesses to outsource certain non-core operations, such as security services, to limit required capital expenditures and reduce administrative and labor costs.

PINKERTON OPERATIONS

  Security Officer Services. Pinkerton's principal business consists of providing security officer services to a wide variety of industrial, commercial and retail businesses, hospitals, governmental units and promoters of special events. Security services include the furnishing of uniformed security officers and other personnel to perform services associated with physical security and protection. Depending on the needs of the client, security officers are on hand, often around-the-clock, to provide facility security, access control, personnel security checks and traffic and parking control and to protect against fire, theft, sabotage and safety hazards. In addition, Pinkerton security officers respond to emergency situations and report fires, intrusions, natural disasters, work accidents and medical crises to appropriate authorities. Pinkerton services automated teller machines and provides specialized vehicle patrol and inspection services and alarm monitoring and response services. Although Pinkerton supplies both armed and unarmed security officers, the vast majority are unarmed.

  Security officer services are generally provided under specific contracts in which Pinkerton assumes responsibility to employ, schedule and pay all security officers and provide uniforms, equipment, training, supervision, fringe benefits, bonding and workers' compensation insurance. Pinkerton customarily charges its clients for its services at an hourly rate per person. The contract may provide for a fixed or variable hourly rate. Contracts between Pinkerton and its customers are frequently the result of competitive bidding. Most contracts extend for one year but are often terminable on relatively short notice (usually 30 days) by either party.

  In fiscal years 1993, 1994 and 1995, security officer services accounted for approximately 96%, 96% and 95%, respectively, of the Company's revenues. Since the Company historically has provided primarily security officer services to its customer base of over 5,000 clients, it is well positioned to cross-market additional value-added services and products which could provide the Company with significant opportunities for future growth.

  Security Systems Integration Services. Through its newly-formed security systems integration division, Pinkerton integrates diverse electronic security systems, such as access control, closed circuit television, alarm monitoring and digital badging, into a coherent interrelated operating system that enhances security and automates alarm response. The Company also provides ongoing maintenance of such systems. Pinkerton has supplier and distribution agreements with the manufacturers of the equipment that management believes best meets client needs. Equipment used by the division is widely available from several suppliers. Management believes that, in order to service an installed security system effectively, a service provider must be located within a three to four hour drive of the customer. Although Pinkerton currently provides these services only in certain regions, the Company expects to expand this division significantly by growing internally and by acquiring additional regional security systems integration companies in order to assemble nationwide capabilities. See "Risk Factors--Acquisition Strategy."

  Security Consulting Services. Pinkerton provides security consulting services worldwide. These services include security surveys, assessments, contingency and crisis planning, design and engineering services including computer-aided designs and specifications and systems design. Pinkerton also provides project management services, including quality assurance, construction and budget management and technical documentation. The Company's risk assessment service provides daily, weekly and monthly assessments of international travel and asset risk related to terrorism, crime and political instability.

  Investigation and Other Security-related Services and Products. Pinkerton provides investigation services to a diverse array of businesses, including general and undercover investigations as well as insurance and other fraud investigations, surveillance, personnel background checks, business due diligence investigations and intellectual property infringement investigations. Pinkerton Investigations also provides workplace violence prevention and management services as well as investigations related to kidnap and ransom and product contamination incidents.

  Pinkerton usually offers investigation services to customers on a specific project basis and charges its customers an hourly rate for services performed. However, Pinkerton occasionally performs such services on a retainer or fixed fee basis. Most agreements between Pinkerton and its customers covering investigation services provide that Pinkerton or the customer may terminate their relationship at any time. Pinkerton, as a matter of Company policy, does not perform divorce or political investigations or generally work on behalf of plaintiffs in civil litigation or defendants in criminal litigation.

  Pre-Employment and Workplace Services. Through its Pinkerton Services Group, the Company provides anonymous employee reporting, security and safety incident tracking, integrity testing, employee awareness programs, pre-employment background verifications and assessment services for employee selection such as attitude surveys. These services are proactive security solutions designed to prevent rather than react to security breaches.

SALES

  Pinkerton organizes its operations into domestic and international regions. The Company markets and cross-sells its security and security-related services and products both through its individual district offices worldwide and through its separate marketing and sales organizations. Management has refocused the Company's sales and marketing efforts, replaced a number of underperforming district managers and instituted a new incentive system designed to promote profitability at the district office level.

COMPETITION

  The markets for Pinkerton's services are highly fragmented and competitive. Domestically, there are approximately ten national security officer and investigation service companies, of which Pinkerton believes it is the second largest on the basis of annual revenue. The Company also competes with large national and multinational security officer companies in certain of its overseas markets and with numerous smaller regional and local companies providing similar services in the United States and international markets. Competition in the security officer industry is intense and is based on many factors, including price in relation to the quality of service, the scope of services performed, and the extent and quality of security officer supervision, recruiting and selection, training and local and/or national reputation.

CUSTOMERS

  During 1995, the Company provided services to more than 5,000 industrial, commercial and governmental customers, including approximately one-half of the United States "Fortune 1,000" companies. Internationally, the Company provides security officer and investigation services to firms in the financial, manufacturing, retail and transportation areas, as well as the United States and foreign governments. The Company's largest customer, General Motors, contracts for over 120,000 security officer hours per week. Total revenue under this contract accounted for approximately 13% of the Company's revenue in 1995. The Company's agreement to supply contract security to General Motors currently extends to 1999. Other prominent customers include Northrop Grumman, Hewlett Packard, Home Savings of America, ITT Sheraton, General Electric, Toyota, Xerox, Saks Fifth Avenue and Whirlpool Corporation. The loss of sales to any single customer, with the exception of General Motors, would not have a material adverse effect on the Company.

EMPLOYEES

  Pinkerton believes that the quality of its security officers is key to its ability to offer world-class service. Pinkerton subjects security officer candidates to a selection process involving a psychological profile, a structured computer-assisted employment interview, a ten-step background verification and records check and a drug test. Pinkerton managers complete a battery of psychological evaluations and background verification and records check.

  Many applicants for investigative positions have had experience in law enforcement, the insurance industry or military branches specializing in investigation prior to joining Pinkerton and, as such, are trained professionals with field experience. Pinkerton training efforts consist of providing employees with field manuals, training films, tests, customer-specific operating instructions and weekly recorded telephone updates. All security district managers, security and operations managers and field supervisors also must complete Pinkerton's proprietary, accredited Advanced Certification Training Course. In addition, Pinkerton encourages all of its security officers to take this course.

  Pinkerton has approximately 45,000 full-time and part-time employees. Collective bargaining agreements cover approximately 8% of its employees in the United States, approximately 72% of its employees in Canada and approximately 94% of its employees in Mexico. The Company is not a party to any collective bargaining agreement covering any Pinkerton employees in Europe or Asia. Relations with employees have generally been satisfactory, and Pinkerton has not experienced any significant work stoppages attributable to labor disputes. Security officers and other personnel supplied by Pinkerton to its customers are Pinkerton employees, even though they may be stationed regularly at a customer's premises.

  Pinkerton's business is labor intensive and, as a result, is affected by the availability of qualified personnel and the cost of labor. The Company's ability to pass along any increases in labor costs may be limited by contract or by price competition within the industry, which has been intense for several years. Labor shortages can cause the Company to incur significant overtime expense in geographic areas experiencing low unemployment. The premium portion of overtime expense is typically absorbed by the Company.

REGULATION AND LEGAL PROCEEDINGS

  Pinkerton is subject to and complies with a large number of city, county and state occupational licensing and firearm laws that apply to security officers and private investigators. In addition, many states have laws requiring training and registration of security officers, regulating the use of badges and uniforms, prescribing the use of identification cards or badges and imposing minimum bond surety or insurance standards. Federal legislation has been introduced to establish minimum Federal standards for security officer qualification and training and similar legislation is pending in several states which do not already have standards governing security services. The Company, either directly or through industry trade associations, generally supports the creation of minimum standards for the industry. Due to its high qualification and training standards, the Company does not expect the establishment of minimum Federal standards or new state standards to have a material adverse effect on the Company's business. Many foreign countries also have laws that restrict the ability of Pinkerton to render certain services, including laws prohibiting the provision of private security services and those limiting foreign investment, in which case the Company provides only the permitted services and may enter into joint venture or alliance arrangements with local security companies in order to offer customers a full range of security services. Many states also require licenses for various aspects of the security systems integration business.

  In certain circumstances, Pinkerton may potentially be liable for the negligent acts or misconduct of its agents or employees performed while on duty and in the course and scope of their employment. The nature of the services provided by Pinkerton (such as armed and unarmed security officers, crowd control and fire protection) potentially exposes Pinkerton to greater risks of liability for employee conduct than are experienced by many non-security businesses. The Company experiences a significant volume of claims and litigation asserting that the Company is liable for damages as a result of the conduct of its employees or others. Some claims or litigation allege substantial damages. The Company maintains self-insurance programs and insurance coverage for this liability risk. The Company also seeks to mitigate this risk exposure through indemnification or liability limitations in its contracts, analysis of client facilities and programs for employee screening, training, anonymous reporting and supervision. The Company believes that it has established adequate provisions for litigation liabilities in its Consolidated Financial Statements. Management believes, based on currently known facts, that there is no claim or litigation pending against the Company the disposition of which will materially affect its financial position or future operating results, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation. In addition, exposure to litigation is inherent in the Company's ongoing business and may have a material adverse effect in the future.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

            NAME             AGE                     POSITION
            ----             ---                     --------
Thomas W. Wathen............  66 Chairman of the Board
Denis R. Brown..............  56 President, Chief Executive Officer and Director
C. Michael Carter...........  53 Executive Vice President, General Counsel and
                                  Corporate Secretary
James P. McCloskey..........  55 Executive Vice President and Chief Financial
                                  Officer
Don W. Walker...............  54 Executive Vice President, North American
                                  Operations
Gary J. Hasenbank...........  49 Corporate Vice President, Human Resources
Anthony R. Miller...........  55 Corporate Vice President, Total Quality
Michael A. Stugrin..........  46 Corporate Vice President, Marketing
Steven A. Lindsey...........  46 Controller
Peter H. Dailey.............  66 Director
John A. Gavin...............  65 Director
Gerald D. Murphy............  68 Director
J. Kevin Murphy.............  69 Director
Robert H. Smith.............  60 Director
William H. Webster..........  72 Director

  THOMAS W. WATHEN joined the Company's predecessor in 1963 and served on a full-time basis as President, Chief Executive Officer and Chairman of the Board from 1964 to January 1988. Since January 1988, Mr. Wathen has served as President (until October 1990 and from July 1992 until April 1994), Chief Executive Officer (until April 1994) and Chairman of the Board of the Company. For the five years prior to joining the Company's predecessor, Mr. Wathen served as a security representative for North American Aviation and as a security director for RCA and Mattel Toys. From 1951 to 1958, Mr. Wathen served as an industrial security officer for the United States Air Force and special agent for the Department of Defense.

  DENIS R. BROWN was elected the President and Chief Executive Officer and a director of the Company in April 1994. Prior to joining the Company, Mr. Brown served at Concurrent Computer Corporation ("Concurrent") as Vice Chairman of the Board, President and Chief Executive Officer from September 1990 until July 1991, then Chairman of the Board, President and Chief Executive Officer until April 1992, and then Chairman of the Board and Chief Executive Officer until August 1993. Mr. Brown served as President and Chief Executive Officer of Penn Central Industries Group from May 1985 until January 1990. Prior to joining Penn Central, Mr. Brown spent 15 years with ITT Corporation, serving as Corporate Vice President and Group Executive of the Defense Space Group and as President of the Defense Communications Division. Mr. Brown currently serves as a director of Raydyne Corp. and a privately-held corporation.

  C. MICHAEL CARTER has served as Executive Vice President, General Counsel and Corporate Secretary of Pinkerton since joining the Company in September 1994. He also directs corporate development, corporate strategy and risk management. Prior to joining Pinkerton, Mr. Carter served at Concurrent as Senior Vice President, Operations and Secretary from August 1993 to September 1994, and served as Vice President, General Counsel and Secretary and directed corporate development from May 1987 to August 1993. He also served as a director of Concurrent from June 1994 to September 1994. Prior to his employment at Concurrent, Mr. Carter was Senior Corporate Counsel and Assistant Secretary for RJR Nabisco, Inc. and General Counsel and Secretary of RJ Reynolds Development Corporation. He also held senior positions in legal affairs with The Singer Company and was an associate with Winthrop, Stimpson, Putnam & Roberts in New York. He currently serves as a director of a privately-held corporation.

  JAMES P. MCCLOSKEY has served as Executive Vice President and Chief Financial Officer of the Company since joining the Company in October 1994. Prior to joining the Company, Mr. McCloskey served as Vice President Finance, Treasurer and Chief Financial Officer of Concurrent from 1986 to 1994 and of Sybron Corporation from 1980 to 1986. Prior to that time, Mr. McCloskey held a number of financial and operating positions with W.R. Grace & Company. He began his career with Price Waterhouse. Mr. McCloskey currently serves as a director of a privately-held corporation.

  DON W. WALKER has served as Executive Vice President, North American Operations since November 1994. Prior to that he served as Executive Vice President, Investigations since joining the Company in November 1991 and Executive Vice President, Investigations and International Operations since June 1993. Mr. Walker was the founder of Business Risks International ("BRI"), a firm specializing in security consulting, investigations and loss prevention, and served as its President and Chief Executive Officer from September 1985 until joining the Company upon its acquisition of BRI. Prior to founding BRI, Mr. Walker was Assistant General Counsel and Corporate Security Director for Genesco Inc. Mr. Walker also is a former Special Agent of the Federal Bureau of Investigation, and a former President/Chairman of the American Society for Industrial Security.

  GARY J. HASENBANK has served as Corporate Vice President, Human Resources since joining the Company in April 1994. Prior to joining the Company, Mr. Hasenbank served as Corporate Director of Human Resources of Herbalife International of America, Inc. from July 1993 until joining the Company. He served at Baxter Healthcare International Pharmaseal Division as Division Director of Human Resources from 1988 to 1993, and as Director of Employee Relations from 1981 to 1988. Prior to that, Mr. Hasenbank had spent six years as Human Resources Manager at PepsiCo International and six years as Employment and Compensation Manager at Cessna Aircraft Company.

  ANTHONY R. MILLER has served as Corporate Vice President, Total Quality since joining the Company in May 1995. Prior to joining the Company, Mr. Miller served as Vice President--Chief Quality Officer of Banc One Services Corporation from May 1990 to July 1994. He served at Citicorp Global Payment Products as Vice President--Director Service Management from 1987 to 1990 and as Vice President--Director of Performance Engineering from 1986 to 1987. Prior to that, Mr. Miller spent four years with American Express and three years with International Telephone & Telegraph in systems development positions.

  MICHAEL A. STUGRIN has served as Corporate Vice President, Marketing since joining the Company in May 1995. Prior to joining the Company, Mr. Stugrin served at Concurrent from 1992 to 1995 in various senior positions, including Director of Strategic Planning and Director of Corporate and Marketing Communications. He served at Unisys Corporation from 1984 to 1992 in various senior marketing and communications positions.

  STEVEN A. LINDSEY has served as Controller of the Company since joining the Company in July 1994. Prior to joining the Company, Mr. Lindsey served as Corporate Controller at Mitsubishi Electronics of America, Inc. from September 1993 until July 1994. Prior to Mitsubishi, Mr. Lindsey spent 10 years with Standard Brands Paint Co. serving as the Vice President, Treasurer and Controller. He began his career with Arthur Andersen & Co.

  PETER H. DAILEY has been a director of the Company since February 1990. Mr. Dailey is Chairman of Enniskerry Financial, Ltd., a private investment company, and Chairman of the Supervisory Board of Memorex Telex Corporation. Mr. Dailey has been the Chief Executive Officer of Memorex Telex since March 1996. Previously he was Vice Chairman, director and principal stockholder of the Interpublic Group of Companies, a holding company for advertising agencies. Mr. Dailey also is a director of Chicago Title and Trust Company, Jacobs Engineering Group, Inc., Sizzler International, Inc. and The Wirthlin Group. Prior to government service, he was a director of Walt Disney Productions and Cement Roadstone Corporation PLC of Ireland. Mr. Dailey has served as United States Ambassador to Ireland and as Special Presidential Envoy to NATO countries for intermediate nuclear weapons negotiations. Mr. Dailey also served as a member of the eleven-member Presidential Advisory Committee on Arms Control and Disarmament. He was appointed by President Reagan and reaffirmed by President Bush in the same capacity. From 1985 to 1988, he served in the Central Intelligence Agency as Counselor to William Casey, Director of Central Intelligence. He also served as the principal media strategist in the election campaigns of President Nixon in 1972, President Reagan in 1980, and the primary campaign of President Ford in 1976. In 1984, he served as Senior Advisor to the re-election campaign of President Reagan.

  JOHN A. GAVIN has been a director of the Company since April 1993. Mr. Gavin is the founder and is currently Chairman of Gamma Services, Inc., an international venture capital and consulting firm. Mr. Gavin is also serving as Chairman of the Advisory Board of Dresser Industries de Mexico, as Managing Director of Hicks, Muse, Tate and Furst (Latin America) and as a director of Atlantic Richfield Corporation, Wirekraft Holdings Corp. and the Hotchkis & Wiley Funds. From 1987 to 1990, Mr. Gavin served as President of Univisa Satellite Communications, a Spanish-language broadcast communications network, and from 1986 to 1987 he was a Vice President of Atlantic Richfield Corporation. In 1981, Mr. Gavin was appointed United States Ambassador to Mexico by President Reagan and served in this capacity until 1986. Mr. Gavin was also United States Advisor to the Secretary General of the Organization of American States from 1961 through 1974. He remains a consultant to the United States State Department.

  GERALD D. MURPHY has been a director of the Company or of its predecessor corporation since 1975. Mr. Murphy is Chairman of the Board and Chief Executive Officer of ERLY Industries, Inc. (formerly Early California Industries), a publicly-held company principally involved in international agribusiness, with three major subsidiaries: American Rice, Inc., Chemonics International-Consulting and Chemonics Industries-Fire-Trol. Mr. Murphy is also Chairman of the Board of Directors of American Rice, Inc. and has served as a director for Sizzler International, Inc., Wynn's International, Inc. and Leisure Technology, Inc.

  J. KEVIN MURPHY has been a director of the Company since October 1990. Mr. Murphy is currently a business consultant to various companies and serves as a director of Health Systems International, Inc. He served as Vice Chairman and a director of Qual-Med, Inc. from 1990 to February 1994 and as Vice Chairman and a director of Preferred Health Network, Inc., a preferred provider health care company from February 1992 to June 1996. Mr. Murphy was President of 655 Associates, Inc., a crisis management and management consulting firm from 1985 to 1991. He is a past president of Purolator Courier Corporation and Trailways, Inc.

  ROBERT H. SMITH has been a director of the Company since April 1993. Mr. Smith is currently a Managing Director and the Chief Executive Officer of Smith & Crowley, Inc., an investment banking firm specializing in banks. He serves as a director of Edison International, J. G. Boswell Co. and Oasis Residential, Inc. From 1961 to 1992, Mr. Smith served in numerous managerial positions with Security Pacific National Bank and Security Pacific Corporation. From 1991 until April 1992, he served as Chairman of the Board and Chief Executive Officer of Security Pacific Corporation and Chairman of the Board of Security Pacific National Bank. Mr. Smith also served during 1992 as a member of the Board and President and Chief Operating Officer of BankAmerica Corporation and Bank of America NT&SA.

  WILLIAM H. WEBSTER has been a director of the Company since August 1992 and a partner of the law firm of Milbank, Tweed, Hadley & McCloy since September 1991. Judge Webster is a director of Anheuser-Busch Companies, Inc., Maritz, Inc. and T.L.C. Beatrice International Holdings, Inc. From May 1987 to September 1991, he served as the Director of Central Intelligence and directed the Central Intelligence Agency. From February 1978 to May 1987, Judge Webster served as the Director of the Federal Bureau of Investigation. In 1970, Judge Webster was appointed a Judge of the United States District Court for the Eastern District of Missouri, and in 1973 was elevated to the United States Court of Appeals for the Eighth Circuit. The Company retained Milbank, Tweed, Hadley & McCloy for legal services in 1995.

                PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDER

  The following table sets forth information as to the ownership of the Common Stock on July 1, 1996 (unless otherwise indicated), and as adjusted to reflect the sale of the shares of Common Stock offered by the Company and the Selling Stockholder hereby (assuming no exercise of the Underwriter's over-allotment option), by all those known by the Company to be beneficial owners of more than five percent of its Common Stock:

                         BENEFICIAL OWNERSHIP                 BENEFICIAL OWNERSHIP
                           PRIOR TO OFFERING                     AFTER OFFERING
                         ----------------------   NUMBER OF   ----------------------
    NAME AND ADDRESS      NUMBER OF              SHARES BEING  NUMBER OF
  OF BENEFICIAL OWNER      SHARES      PERCENT     OFFERED      SHARES      PERCENT
  -------------------    ------------ ---------  ------------ ------------ ---------
Thomas W. Wathen(1).....    2,792,370     33.4%    660,000       2,132,370     21.2%
 15910 Ventura Blvd.
 Suite 900
 Encino, CA 91436
Southeastern Asset
 Management, Inc.(2)....      830,700      9.9         --          830,700      8.3
 6075 Poplar Avenue
 Memphis, TN 38119
J.P. Morgan & Co.
 Incorporated(3)........      539,230      6.5         --          539,230      5.4
 60 Wall Street
 New York, NY 10260
Tweedy, Browne Company
 L.P./
 Vanderbilt Partners,
 L.P.(4)................      535,735      6.4         --          535,735      5.3
 52 Vanderbilt Avenue
 New York, NY 10017

- ---------------------

(1) Mr. Wathen is Chairman of the Board of Directors of the Company. The Thomas W. Wathen Trust (the "Trust") and the Thomas W. Wathen Charitable Remainder Unitrust (the "Unitrust") hold of record 2,729,388 shares and 44,482 shares of Mr. Wathen's Common Stock, respectively. Of the shares being offered by Mr. Wathen hereby, 44,482 shares are those held of record by the Unitrust, and the balance are held of record by the Trust. The Trust, which is revocable, and the Unitrust, which is irrevocable, were established for the sole benefit of Mr. Wathen during his lifetime. Mr. Wathen has sole voting and investment power with respect to all shares shown as beneficially owned. Also included in Mr. Wathen's beneficial ownership are 18,500 shares of Common Stock issuable under options exercisable currently or within sixty days.
(2) As of February 9, 1996, based on public filings. According to public filings, Southeastern Asset Management, Inc., an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, has sole voting and dispositive power over 427,500 of such shares, sole dispositive and no voting power over 47,000 of such shares, and shared voting and dispositive power over 356,200 of such shares.
(3) As of February 16, 1996, based on public filings. According to public filings, J.P. Morgan & Co. Incorporated has sole dispositive power over all such shares and sole voting power over 286,750 of such shares.

(4) As of June 20, 1996, based on public filings. According to public filings, Tweedy, Browne Company L.P. and Vanderbilt Partners, L.P. disclaim membership in a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). According to public filings, Tweedy, Browne Company L.P., a broker-dealer and investment advisor registered with the Securities and Exchange Commission, has sole voting power and shared dispositive power over 464,420 of such shares and shared dispositive power and no voting power over 64,215 of such shares, and Vanderbilt Partners, L.P. has sole voting and dispositive power over 7,100 of such shares.

  The Underwriters have been granted a 30-day over-allotment option to purchase from the Company up to an aggregate of 354,000 additional shares of Common Stock. See "Underwriting." If the over-allotment option is exercised in full, Mr. Wathen, Southeastern Asset Management, Inc., J.P. Morgan & Co. Incorporated and Tweedy, Browne Company L.P./Vanderbilt Partners L.P. would beneficially own 20.5%, 8.0%, 5.2% and 5.1%, respectively, of the Common Stock after completion of the Offering.

                         DESCRIPTION OF CAPITAL STOCK

  Pinkerton's authorized capital stock consists of 100,000,000 shares of Common Stock, $.001 par value, 68,000 shares of Preferred Stock and 5,000,000 shares of Designated Preferred Stock. There are 1,000 authorized shares of Class A Preferred Stock, $100.00 par value ("Class A Preferred Stock"), 47,000 authorized shares of Class B Preferred Stock, $100.00 par value ("Class B Preferred Stock"), 20,000 authorized shares of Class C Preferred Stock, $100.00 par value ("Class C Preferred Stock"), and 5,000,000 authorized shares of Designated Preferred Stock, $.001 par value ("Designated Preferred Stock," of which 200,000 shares have been designated Series A Junior Participating Designated Preferred Stock). At July 1, 1996, there were 8,350,269 shares of Common Stock outstanding and no shares of Class A, B or C Preferred Stock or Designated Preferred Stock outstanding. On the same date, there were 135 holders of record of Pinkerton Common Stock. On July 1, 1996, there were 1,398,463 shares of Common Stock reserved for issuance to employees and directors under incentive compensation arrangements (of these shares, 903,663 shares underlie outstanding options).

COMMON STOCK

  The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Subject to the preferences applicable to the outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably those dividends declared by the Board of Directors out of legally available funds. In the event of a liquidation, dissolution, or winding up of Pinkerton, the holders of Common Stock are entitled to share ratably all assets remaining after all liabilities and the liquidation preference applicable to the outstanding Preferred Stock have been paid. The holders of Common Stock have no preemptive rights or cumulative voting rights and no rights to convert their Common Stock into any other securities. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

  Up to 5,000,000 shares of Designated Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund and any other rights, preferences, privileges and restrictions applicable to each such series of Preferred Stock. There currently are 200,000 shares of Designated Preferred Stock designated Series A Junior Participating Designated Preferred Stock. See "--Stockholder Rights Plan and Junior Preferred Stock." The purpose of authorizing the Board of Directors to determine such rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuances of Designated Preferred Stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

  Shares of Class A, B and C Preferred Stock were originally issued to an employee stock ownership plan and have all been redeemed. The terms of such Preferred Stock provide that it may only be issued to an employee stock ownership plan. Pinkerton currently has no employee stock ownership plan.

CERTAIN PROVISIONS OF PINKERTON'S CHARTER AND BY-LAWS

  A provision of Pinkerton's Restated Certificate of Incorporation relates to the rights of stockholders to vote on certain mergers, asset sales and other extraordinary transactions to or with a person or entity who is, or has publicly disclosed a plan or intention to become, the beneficial owner of at least 5% of Pinkerton outstanding voting stock (an "Interested Stockholder"). In general, such business combinations must be approved by (i) the affirmative vote of the holders of 80% of Pinkerton outstanding voting stock, exclusive of shares owned by the Interested Stockholder or (ii) the affirmative vote of a majority of the Continuing Directors of Pinkerton. A Continuing Director is defined as a director who is not an Interested Stockholder or an affiliate or associate of an Interested Stockholder and (i) was a member of the Board of Directors prior to the time that an Interested Stockholder became an Interested Stockholder or (ii) a director who became a member of the Board of Directors after the Interested Stockholder became an Interested Stockholder, if such director's nomination for election to the Board of Directors was recommended or approved by a majority of the Continuing Directors then in office.

  The Company's Restated Certificate of Incorporation and Amended and Restated By-laws also: (i) provide for a classified Board of Directors divided into three classes of directors, with the term of office of one of the three classes terminating each year and with each class being elected for a three-year term (other than the initial term of each such class); (ii) permit stockholders to remove directors only for cause and by a vote of the holders of at least 80% of Pinkerton outstanding voting stock, (iii) provide that stockholders may act only at a meeting and not by written consent; (iv) provide that only certain persons, not including the stockholders, may call special meetings of stockholders; (v) provide that advance notice (containing certain relevant information) be given of stockholder proposals not less than 120 days prior to the first anniversary of the date of the proxy statement given by the Company to its stockholders in connection with the previous year's annual meeting; (vi) provide that advance notice (containing certain relevant information) be given of nominations of persons for election to the Board of Directors not less than 50 days nor more than 75 days (or within 10 days following notice of a stockholders' meeting, if such notice is not given 60 days before such meeting) before any meeting of stockholders; (vii) require that the By-laws of Pinkerton may only be adopted, amended or repealed by the Board of Directors or by the vote of the holders of at least 80% of Pinkerton outstanding voting stock; and (viii) require the vote of the stockholders of at least 80% of Pinkerton outstanding voting stock to amend or repeal any of the foregoing provisions (excluding the provision relating to the authorization of Designated Preferred Stock, which may be amended or repealed by a vote of the holders of at least a majority of Pinkerton outstanding voting stock).

  In addition, Pinkerton is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law ("GCL"). Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
(i) prior to such date, either the business combination or such transaction that resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation; (ii) upon consummation of the transaction which resulted in the stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock; or (iii) on or after such date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, within three years, did own) 15% or more of the corporation's outstanding voting stock.

  All of the foregoing provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Pinkerton.

STOCKHOLDER RIGHTS PLAN AND JUNIOR PREFERRED STOCK

  In July 1991, Pinkerton's Board of Directors adopted a stockholders' rights plan (the "Rights Plan"), as set forth in a Rights Agreement dated July 12, 1991 (the "Rights Agreement"). The following description of the Rights Plan is qualified in its entirety by reference to the Rights Agreement filed as an exhibit to the Company's Annual Report on Form 10-K.

  Pursuant to the Rights Plan, one right (a "Right") was distributed with respect to each outstanding share of Company Common Stock, and one Right accompanies each share of Common Stock (including the shares offered hereby) issued prior to the Distribution Date or Expiration Date (each as defined below). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Designated Preferred Stock, par value $.001 per share (the "Junior Preferred Stock"), at a Purchase Price of $90, subject to adjustment.

  The Rights are evidenced by Common Stock certificates and no separate rights certificates have been distributed. The Rights will separate from the Common Stock and a distribution date will occur (the "Distribution Date") upon the earlier of (i) the Close of Business on the tenth day following a public announcement that a person (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or such earlier date as the Company's Board of Directors shall become aware of the existence of such Acquiring Person (the "Stock Acquisition Date") or (ii) the Close of the Business on the tenth business day following the commencement of a tender offer or exchange offer that would result in an Acquiring Person beneficially owning 20% or more of the outstanding shares of Common Stock, unless the tender offer is a cash tender offer for all outstanding shares of Company's Common Stock which is fair to the Company's stockholders and in the best interests of the Company and its stockholders and meets certain other criteria specified in the Rights Agreement ("Qualified Offer"), or such later date as designated by the Board of Directors or a committee thereof. Notwithstanding the foregoing, neither Thomas W. Wathen or any person serving as trustee of a Wathen Trust (as defined in the Rights Agreement) shall be deemed a beneficial owner of the shares of Common Stock held by a Wathen Trust.

  The Rights are not exercisable until the Distribution Date and will expire at the Close of Business on July 12, 2001 (the "Final Expiration Date"), unless earlier redeemed or exchanged by the Company as described below.

  In the event that any Acquiring Person or any affiliate or associate thereof engages in certain self-dealing transactions with the Company enumerated in the Rights Agreement or any Acquiring Person becomes the beneficial owner of 20% or more of the then outstanding Common Stock, except as described in the succeeding paragraph or pursuant to a Qualified Offer, then each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Rights are exercisable following the occurrence of the foregoing only after such time as the Rights are no longer redeemable by the Company, as set forth below. Notwithstanding the foregoing, following the occurrence of one of the events referred to in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any associate or affiliate thereof will be null and void.

  In the event that, at any time following the Stock Acquisition Date (which, for purposes of this provision, includes the date of the first public announcement that any Acquiring Person has become the beneficial owner of 15% or more of the then outstanding Common Stock pursuant to a Qualified Offer),
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which the Company's outstanding Common Stock is exchanged for cash, stock or other property, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, this provision shall not apply to transactions described in clause (i) above where the acquisition of Common Stock of the Company is pursuant to a Qualified Offer meeting certain additional criteria specified in the Rights Agreement. Upon the consummation of such a transaction, all Rights shall expire.

  In general, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per right, at any time until the earlier of (i) the Close of Business on the twelfth day following the Stock Acquisition Date, or (ii) the Final Expiration Date. In no event are Rights exercisable until the Company's right of redemption has expired. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

  Any of the provisions of the Rights Agreement may be supplemented or amended by the Company prior to any Person becoming an Acquiring Person, without approval of the Rights holders, whether or not a supplement or amendment is adverse to the Rights holders. After a Person becomes an Acquiring Person, the provisions of the Rights Agreement may be amended by the Company in order to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or any affiliate or associate thereof).

  The Rights Plan may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is The Bank of New
York.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, Pinkerton will have outstanding 10,050,269 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and without taking into account shares of Common Stock issuable upon exercise of outstanding options. The 2,360,000 shares sold in the Offering will be freely tradable without restrictions under the Securities Act, except for any shares purchased by an "affiliate" of Pinkerton, which will be subject to the resale limitations of Rule 144 adopted under the Securities Act ("Rule 144").

  Upon completion of the Offering, Mr. Wathen will hold 2,132,370 outstanding shares of Common Stock (18,500 shares of which are subject to currently exercisable options) and these shares will be subject to the resale limitations of Rule 144. All of the shares of Common Stock held by Mr. Wathen are subject to a "lock-up" agreement between Mr. Wathen and the Underwriters which provides that Mr. Wathen may not sell, without the prior consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), any shares in the public market until 120 days after the date of this Prospectus.

  The Company and Mr. Wathen have entered into a Personal Services Agreement dated February 10, 1994 (the "Personal Services Agreement"), which grants Mr. Wathen certain rights to have his shares of Company Common Stock registered under the Securities Act. Pursuant to the Personal Services Agreement, Mr. Wathen, may, on one occasion prior to April 20, 2004, require the Company to register not less than 250,000 shares and not more than one-half of the total shares of Common Stock owned by Mr. Wathen, but only to the extent such shares are not salable during a 90-day period under Rule 144. Additionally, in the event the Company proposes to register and offer shares of Common Stock, Mr. Wathen is entitled to have certain of his shares registered in such offering on a pro rata basis, but only to the extent that such shares are not salable during a 90-day period under Rule 144. The Personal Services Agreement requires the Company to hold Mr. Wathen harmless from any liabilities and expenses relating to any actual or alleged omission or misstatement in a prospectus or other offering document, and Mr. Wathen is required to hold the Company and all other persons harmless from any liabilities and expenses relating to any actual or alleged omission or misstatement in any prospectus or other offering document which is based on information provided to the Company by Mr. Wathen for its used in such materials.

  As of July 1, 1996, Pinkerton has reserved 644,013 shares for issuance to executive officers, directors and key employees pursuant to Pinkerton's 1990 Stock Option Plan, all of which shares are subject to outstanding options, and 754,450 shares for issuance to employees and certain non-employee directors of the Company pursuant to the 1995 Pinkerton Performance and Equity Incentive Plan, of which 259,650 shares are subject to currently outstanding options. Pinkerton has registered or will register these shares and related options under the Securities Act, and these shares are or will be eligible for sale at any time after purchase. No further option grants may be made under the 1990 Stock Option Plan.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who for at least two years has beneficially owned shares privately acquired from Pinkerton or from an affiliate of Pinkerton and persons who are "affiliates" of Pinkerton would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Pinkerton Common Stock or (ii) the average weekly trading volume in Pinkerton Common Stock during the four calendar weeks preceding such sale, subject to certain limitations and restrictions. A person (or persons whose shares are aggregated) who is not deemed an affiliate of Pinkerton and who has beneficially owned shares for at least three years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above.

                                 UNDERWRITING

  Subject to the terms and conditions contained in the Underwriting Agreement, a syndicate of underwriters named below (the "Underwriters"), for whom DLJ, Prudential Securities Incorporated and Schroder Wertheim & Co. Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholder 1,700,000 shares of Common Stock and 660,000 shares of Common Stock, respectively. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below.

                                                                        NUMBER
             UNDERWRITERS                                              OF SHARES
             ------------                                              ---------
     Donaldson, Lufkin & Jenrette Securities Corporation..............
     Prudential Securities Incorporated...............................
     Schroder Wertheim & Co. Incorporated.............................
                                                                        -------
         Total........................................................
                                                                        =======

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than in connection with the over-allotment option described below) if any are taken.

  The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess of $   per
share. Any Underwriter may allow, and such dealers may reallow, a discount not
in excess of $   per share to any other Underwriter and to certain other
dealers. After the initial public offering of the shares of Common Stock, the public offering price and other selling terms may be changed by the Representatives.

  Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable for 30 days from the date hereof, to purchase up to an additional 354,000 shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page hereof. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby. To the extent such over-allotment option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares set forth on the cover page hereof.

  At the request of the Company, the Underwriters have reserved up to five percent of the number of shares of Common Stock offered hereby for sale at the public offering price to certain directors, officers and employees of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

  The Company, the Selling Stockholder, the directors and certain officers of the Company will agree with the Underwriters not to, directly or indirectly, offer, sell, grant any other option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for such

Common Stock or in any manner transfer all or a portion of the economic consequences associated with ownership of any such Common Stock for a period of 120 after the date of this Prospectus without the prior written consent of DLJ.

  The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

  Certain legal matters will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California and the validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholder by C. Michael Carter, Esq., Executive Vice President, General Counsel and Corporate Secretary of Pinkerton. Mr. Carter owns 1,000 shares of Common Stock and holds options to acquire 65,000 shares of Common Stock (of which 9,750 shares are currently exercisable). Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California.

                                    EXPERTS

  The consolidated financial statements of Pinkerton's, Inc. and subsidiaries as of December 30, 1994 and December 29, 1995, and for each of the years in the three-year period ended December 29, 1995, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed a Registration Statement on Form S-3 (the "Registration Statement"), File No. 333-6573, with the Securities and Exchange Commission (the "Commission") under the Securities Act with respect to the securities covered by this Prospectus. This Prospectus omits certain information and exhibits included in the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the principal office of the Commission in Washington, D.C.

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Regional Offices of the Commission located at 75 Park Place, 14th Floor, New York, New York 10007 and Northwest Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such information is also filed with the NYSE and is available for public inspection at the NYSE, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are by this reference incorporated in and made a part of this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 1995 (File No. 0-3017); (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 22, 1996 (File No. 0-3017); (iii) the description of the Company's Common Stock and Rights contained in its Registration Statement on Form 8-A filed on June 18, 1996 (File No. 1-11841); and (iv) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering. Any statement contained in a document incorporated or deemed to be incorporated by reference in the Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Copies of all documents that are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon a written or oral request to Pinkerton's, Inc., Attention: Corporate Secretary, 15910 Ventura Boulevard, Suite 900, Encino, California 91436-2810, telephone number (818) 380-8800.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
  Independent Auditors' Report............................................  F-2
  Consolidated Balance Sheets at December 30, 1994 and December 29, 1995..  F-3
  Consolidated Statements of Operations for the Years Ended December 31,
   1993, December 30, 1994 and December 29, 1995..........................  F-4
  Consolidated Statements of Changes in Stockholders' Equity for the Years
   Ended December 31, 1993, December 30, 1994 and December 29, 1995.......  F-5
  Consolidated Statements of Cash Flows for the Years Ended December 31,
   1993, December 30, 1994 and December 29, 1995..........................  F-6
  Notes to Consolidated Financial Statements for the Years Ended December
   31, 1993, December 30, 1994 and December 29, 1995......................  F-7
  Consolidated Balance Sheets at December 29, 1995 and March 22, 1996
   (unaudited)............................................................ F-19
  Consolidated Statements of Earnings for the Quarters Ended March 24,
   1995 and March 22, 1996 (unaudited).................................... F-20
  Consolidated Statements of Cash Flows for the Quarters Ended March 24,
   1995 and March 22, 1996 (unaudited).................................... F-21
  Notes to Unaudited Consolidated Financial Statements for the Quarters
   Ended March 24, 1995 and March 22, 1996................................ F-22

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of Pinkerton's, Inc.:

  We have audited the accompanying consolidated balance sheets of Pinkerton's, Inc. and subsidiaries as of December 30, 1994 and December 29, 1995 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the three years ended December 31, 1993, December 30, 1994 and December 29, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinkerton's, Inc. and subsidiaries as of December 30, 1994 and December 29, 1995 and the results of their operations, changes in stockholders' equity and cash flows for the years ended December 31, 1993, December 30, 1994 and December 29, 1995, in conformity with generally accepted accounting principles.

/s/ KPMG PEAT MARWICK LLP

Los Angeles, California
February 16, 1996

                       PINKERTON'S, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                       DECEMBER 30, DECEMBER 29,
                                                           1994         1995
                                                       ------------ ------------
                                                            (IN THOUSANDS)
                       ASSETS
Current assets:
  Cash and cash equivalents..........................    $ 27,744     $ 20,215
  Investment in marketable securities................      10,581       19,396
  Accounts receivable (includes unbilled amounts of
   $28,136 in 1994 and $28,981 in 1995)..............     111,750      113,127
  Less allowance for doubtful receivables............       2,784        2,881
                                                         --------     --------
                                                          108,966      110,246
                                                         --------     --------
  Inventory..........................................         984        2,516
  Prepaid expenses and taxes.........................      13,067       13,762
  Deferred income taxes..............................       4,440        6,836
                                                         --------     --------
    Total current assets.............................     165,782      172,971
                                                         --------     --------
Equipment and leasehold improvements, net of
 accumulated depreciation and amortization of $16,593
 in 1994 and $21,619 in 1995.........................      13,430       14,017
Other assets:
  Intangible assets, net.............................      62,201       60,895
  Deferred income taxes..............................      23,277       23,612
  Other..............................................      13,400       15,849
                                                         --------     --------
                                                           98,878      100,356
                                                         --------     --------
                                                         $278,090     $287,344
                                                         ========     ========
        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................    $  5,673     $  7,304
  Accrued liabilities................................      66,134       66,867
  Current maturities of long-term debt...............       8,575        8,575
                                                         --------     --------
    Total current liabilities........................      80,382       82,746
                                                         --------     --------
Accrued retirement benefits and other non-current
 liabilities.........................................      51,436       56,598
Long-term debt, less current maturities..............      42,850       34,275
Commitments and contingencies
Stockholders' equity:
  Preferred stock....................................          16           15
  Common stock.......................................           8            8
  Additional paid-in capital.........................      73,745       74,463
  Other adjustments..................................      (8,325)      (9,238)
  Retained earnings..................................      37,978       48,477
                                                         --------     --------
                                                          103,422      113,725
                                                         --------     --------
                                                         $278,090     $287,344
                                                         ========     ========

          See accompanying notes to consolidated financial statements.

                       PINKERTON'S, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                         DECEMBER 31, DECEMBER 30, DECEMBER 29,
                                             1993         1994         1995
                                         ------------ ------------ ------------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Service revenues.......................    $772,026     $849,960     $862,793
Cost of services.......................     688,995      773,526      771,172
                                           --------     --------     --------
Gross profit...........................      83,031       76,434       91,621
Operating expenses.....................      54,982       57,983       61,857
Amortization of intangible assets......       8,323       10,240        8,873
Write-down of intangible assets and
 other special charges.................       3,800       14,435          --
Gain from litigation settlements, net..         --        (2,369)         --
                                           --------     --------     --------
Operating profit (loss)................      15,926       (3,855)      20,891
Provision for reserve against invest-
 ment..................................       3,267          --           --
Other (income) deductions:
  Interest income......................      (1,509)      (1,532)      (2,713)
  Interest expense.....................       5,747        5,501        5,583
                                           --------     --------     --------
                                              4,238        3,969        2,870
                                           --------     --------     --------
Income (loss) before income taxes......       8,421       (7,824)      18,021
Provision for income taxes.............       5,220        2,418        7,521
                                           --------     --------     --------
Net income (loss)......................    $  3,201     $(10,242)    $ 10,500
                                           ========     ========     ========
Net income (loss) per common share.....    $    .39     $  (1.24)    $   1.26
                                           ========     ========     ========
Weighted average common shares and
 common share equivalents outstanding..       8,284        8,288        8,351
                                           ========     ========     ========


          See accompanying notes to consolidated financial statements.

                       PINKERTON'S, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                           ADDITIONAL                           TOTAL
                          PREFERRED COMMON  PAID-IN      OTHER    RETAINED  STOCKHOLDERS'
                            STOCK   STOCK   CAPITAL   ADJUSTMENTS EARNINGS     EQUITY
                          --------- ------ ---------- ----------- --------  -------------
                                                  (IN THOUSANDS)
Balance at December 25,
 1992...................     $16     $ 8    $72,597     $(3,440)  $ 45,021    $114,202
Dividends on preferred
 stock..................      --      --        --          --          (1)         (1)
Issuance of common
 stock..................      --      --        274         --         --          274
Exercise of stock
 options................      --      --        115         --         --          115
Minimum retirement plans
 liability adjustment...      --      --        --       (5,086)       --       (5,086)
Foreign currency
 translation
 adjustment.............      --      --        --       (1,074)       --       (1,074)
Net income..............      --      --        --          --       3,201       3,201
                             ---     ---    -------     -------   --------    --------
Balance at December 31,
 1993...................      16       8     72,986      (9,600)    48,221     111,631
Dividends on preferred
 stock..................      --      --        --          --          (1)         (1)
Issuance of common
 stock..................      --      --        226         --         --          226
Exercise of stock
 options................      --      --        533         --         --          533
Minimum retirement plans
 liability adjustment...      --      --        --        1,412        --        1,412
Foreign currency
 translation
 adjustment.............      --      --        --         (137)       --         (137)
Net loss................      --      --        --          --     (10,242)    (10,242)
                             ---     ---    -------     -------   --------    --------
Balance at December 30,
 1994...................      16       8     73,745      (8,325)    37,978     103,422
Dividends on preferred
 stock..................      --      --        --          --          (1)         (1)
Redemption of preferred
 stock..................      (1)     --        --          --         --           (1)
Cancellation of
 restricted common
 stock..................      --      --       (233)        --         --         (233)
Exercise of stock
 options................      --      --        951         --         --          951
Minimum retirement plans
 liability adjustment...      --      --        --         (640)       --         (640)
Foreign currency
 translation
 adjustment.............      --      --        --         (273)       --         (273)
Net income..............      --      --        --          --      10,500      10,500
                             ---     ---    -------     -------   --------    --------
Balance at December 29,
 1995...................     $15     $ 8    $74,463     $(9,238)  $ 48,477    $113,725
                             ===     ===    =======     =======   ========    ========

          See accompanying notes to consolidated financial statements.

                       PINKERTON'S, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                        DECEMBER 31, DECEMBER 30, DECEMBER 29,
                                            1993         1994         1995
                                        ------------ ------------ ------------
                                                    (IN THOUSANDS)
OPERATING ACTIVITIES:
 Net income (loss).....................   $  3,201     $(10,242)    $ 10,500
Adjustments to reconcile net income
 (loss) to net cash provided by
 operating activities:
 Amortization of intangible assets.....      8,323       10,240        8,873
 Depreciation and other amortization...      4,713        5,708        5,832
 Provision for losses on doubtful
  receivables..........................      1,896        1,461        1,719
 Provision for reserve against
  investment...........................      3,267          --           --
 Write-down of intangible assets.......        --        11,501          --
Changes in assets, liabilities and
 stockholders' equity:
 Accounts receivable...................     (4,130)      (4,637)       1,064
 Inventory.............................      2,651        1,056          437
 Prepaid expenses and taxes............       (584)      (4,359)        (799)
 Deferred income taxes.................     (6,280)      (2,264)      (2,731)
 Other assets..........................     (1,661)        (851)      (2,605)
 Accounts payable......................        (21)      (1,527)          88
 Accrued and other non-current
  liabilities..........................      7,775       14,429          468
 Foreign currency revaluation of net
  assets...............................       (858)        (565)        (867)
                                          --------     --------     --------
  Net cash provided by operating
   activities..........................     18,292       19,950       21,979
                                          --------     --------     --------
INVESTING ACTIVITIES:
 Purchase of marketable securities.....    (41,339)     (23,273)     (52,673)
 Sales/redemptions of marketable
  securities...........................     37,059       31,191       43,858
 Purchase of equipment and leasehold
  improvements.........................     (6,852)      (4,237)      (5,336)
 Payments for net assets of acquired
  business, net of cash acquired.......     (7,535)     (11,678)      (7,515)
                                          --------     --------     --------
  Net cash used in investing
   activities..........................    (18,667)      (7,997)     (21,666)
                                          --------     --------     --------
FINANCING ACTIVITIES:
 Principal repayment of long-term
  debt.................................        --        (8,575)      (8,575)
 Exercise of stock options.............         88          405          735
 Redemption of preferred stock.........        --           --            (1)
 Preferred dividends paid..............         (1)          (1)          (1)
                                          --------     --------     --------
  Net cash (used in) provided by
   financing activities................         87       (8,171)      (7,842)
                                          --------     --------     --------
  Net (decrease) increase in cash......       (288)       3,782       (7,529)
Cash and cash equivalents at beginning
 of year...............................     24,250       23,962       27,744
                                          --------     --------     --------
Cash and cash equivalents at end of
 year..................................   $ 23,962     $ 27,744     $ 20,215
                                          ========     ========     ========
Supplemental disclosures of cash flow
 information:
Cash paid during the year for:
 Interest..............................   $  5,495     $  6,222     $  5,448
 Income taxes..........................   $  7,883     $  9,942     $ 10,215
                                          --------     --------     --------

          See accompanying notes to consolidated financial statements.

                      PINKERTON'S, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. CORPORATE ORGANIZATION

  Pinkerton's, Inc. and subsidiaries is the resultant corporate entity following the acquisition on January 19, 1988 by California Plant Protection, Inc. of Pinkerton's, Inc. (formerly owned by American Brands, Inc.).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 ACCOUNTING CYCLE

  Pinkerton's fiscal year comprises the 52-week (or 53-week) period ending on the Friday closest to December 31, within the reporting year. The Company's quarterly reporting periods consist of three four-week periods for the first, second and third quarters, and four four-week periods for the fourth quarter.

 PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of Pinkerton's, Inc. ("the Company") and its subsidiaries which are primarily wholly owned. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications to prior year amounts have been made to conform to the presentation of financial information for the year ended December 29, 1995.

 REVENUE RECOGNITION

  The Company's operations consist mainly of providing security officer and investigation services to industrial, commercial, financial and other similar business clients. Substantially all business activity is with customers located throughout the United States, Canada, Europe, Asia and Mexico, and is not concentrated in any particular geographical region therein or by any type of economic activity. Service revenues are recognized as services are provided, including amounts for unbilled, rendered services.

  Sales to a single customer aggregated $105.3 million in 1994 and $109.5 million in 1995.

 USE OF ESTIMATES

  The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make certain estimates and assumptions. These affect the reported amounts of assets, liabilities, and the amount of contingent assets or liabilities disclosed in the consolidated financial statements. Actual results could differ from the estimates made.

 EQUIPMENT AND LEASEHOLD IMPROVEMENTS

  Equipment and leasehold improvements are recorded at cost. Equipment is depreciated over the estimated useful life of the related assets. The estimated useful life of equipment is 3 to 5 years. Leasehold improvements are amortized over the period of the related lease or the estimated life of the improvement, whichever is shorter. Accelerated methods of depreciation are used for income tax purposes, and the straight-line method is utilized for substantially all assets for financial reporting purposes. When equipment and leasehold improvements are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in the results of operations.

 INTANGIBLE ASSETS

  Intangible assets represent the excess of the purchase price of acquired businesses over fair values of related net tangible assets (goodwill) and values assigned to other intangible assets such as non-compete agreements,

                      PINKERTON'S, INC. AND SUBSIDIARIES
contract rights and copyrights. Goodwill and other intangibles are amortized on a straight-line basis over periods of 10 to 25 years, and 3 to 10 years, respectively.

  The Company assesses the recoverability of goodwill and other intangible assets by determining whether the amortization of those balances can be recovered through projected (undiscounted) future results. The amount of impairment, if any, is measured based on projected discounted future cash flows using a discount rate reflecting the Company's average cost of capital.

 SELF-INSURANCE RESERVES

  The Company maintains various self-insurance programs for workers' compensation, general liability, fidelity, health, dental and automobile liability risks in the United States. These programs are administrated by the Company, insurance companies and other third parties. The Company is self-insured up to specified per-occurrence limits and maintains coverage for losses in excess of specified amounts and for certain international activities. Estimated costs under these programs, including incurred but not reported claims, are recorded as expenses based upon actuarially determined historical experience and trends of paid and incurred claims.

 INCOME TAXES

  Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enacted date.

  Deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries as the earnings for U.S. tax purposes would be fully offset by foreign tax credit.

 FOREIGN CURRENCY TRANSLATION

  The Company translates revenues and expenses of its foreign subsidiaries using an average of exchange rates in effect during the year. The assets and liabilities of such subsidiaries are translated at the rate of exchange in effect at year end and translation adjustments are recorded as a component of stockholders' equity in the consolidated balance sheet. At December 29, 1995, the cumulative multi-year effect of translation adjustments was a decrease to stockholders' equity of $4.9 million.

 INCOME (LOSS) PER SHARE

  Income (loss) per common share is computed based on the weighted average number of shares of common stock and common stock equivalents, if dilutive, outstanding during each period. Common stock equivalents represent the number of shares that would be issued, assuming the exercise of dilutive stock options, reduced by the number of shares that could be repurchased on the open market with the proceeds from the exercise of those options.

  Net income (loss) applicable to common shares represents net income less dividends on the Company's cumulative preferred stock.

 STATEMENT OF CASH FLOWS

  The Company considers cash equivalents to be all highly liquid investments with original maturities of 90 days or less.

                      PINKERTON'S, INC. AND SUBSIDIARIES

 RECLASSIFICATIONS

  Certain reclassifications have been made to the prior year balances to conform to the 1995 presentation.

 MARKETABLE SECURITIES

  The Company adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities," on January 1, 1994. SFAS 115 requires investments to be classified in one of three categories: held-to-maturity securities, available-for-sale securities, and trading securities. The Company classifies its investments, comprised principally of highly liquid debt instruments with maturities greater than 90 days, as available-for-sale securities. Available-for-sale securities are reported at fair value.

NOTE 3. ACQUISITIONS

  In June 1993, the Company signed a Purchase Agreement (commenced in August
1993) to acquire the internal uniformed security operations and assets of General Motors' U.S. security operations.

  In August 1994, the Company acquired various security contracts from Stanley Smith Security, Inc.

  The Company is pursuing its strategic plan to provide a broader array of services and products to its client base including security integration services and products. In pursuit of these plans, the Company acquired two regional security integration companies in 1995 with a third company being acquired in January 1996. Pro-forma financial information is not included as it is insignificant to the consolidated financial statements.

NOTE 4. INTANGIBLE ASSETS, NET

  Intangible assets, net, in the accompanying consolidated balance sheets consists of the following:

                                                       DECEMBER 30, DECEMBER 29,
                                                           1994         1995
                                                       ------------ ------------
                                                            (IN THOUSANDS)
   Goodwill...........................................   $ 68,847     $ 73,380
   Less accumulated amortization......................    (17,828)     (28,028)
   Write-down of goodwill.............................     (7,791)         --
                                                         --------     --------
                                                           43,228       45,352
                                                         --------     --------
   Other intangibles..................................     35,137       36,947
   Less accumulated amortization......................    (12,454)     (21,404)
   Write-down of other intangibles....................     (3,710)         --
                                                         --------     --------
                                                           18,973       15,543
                                                         --------     --------
     Total............................................   $ 62,201     $ 60,895
                                                         ========     ========

  Goodwill and other intangibles, principally contract rights, were written down in the fourth quarter of 1994 in the amount of $11.5 million. This write-down related primarily to the Company's business in the United Kingdom (U.K.). From inception of the acquisitions which formed the U.K. business, the sales and earnings projections made at the time of these acquisitions were not attained due to a prolonged economic recession, increased competitive pressures, the loss of contracts and difficulties encountered in developing and managing a large, national U.K. company. These conditions resulted in significant losses after amortization in 1994 and a significant deficiency in the U.K. subsidiary's equity. The Company determined that these conditions would continue, and that projected results would not support the remaining balance of goodwill and other intangible assets amounting to $15.4 million.

                      PINKERTON'S, INC. AND SUBSIDIARIES

  The methodology used by the Company to assess the recovery of goodwill and other intangibles was to review recent trends and where appropriate to project future results of operations, considering all available information, for the remaining life of the intangible asset as of December 30, 1994. Such methodology established that certain balances of goodwill and other intangible assets in two international businesses (U.K. and Mexico) were impaired and could not be recovered from future operations. Therefore, these intangible assets were written down based on projected discounted future cash flows using a discount rate reflecting the Company's average cost of capital.

NOTE 5. LONG-TERM DEBT

  On June 14, 1990, the Company issued $60.0 million of unsecured Senior Notes to major insurance companies. Under the terms of the Note Purchase Agreement, which extends for a period of ten years, interest is fixed at a rate of 10.35% per annum, payable semi-annually on June 15 and December 15 of each year. Six annual principal payments of $8,575,000 are required under the agreement beginning in June 1994 with an additional seventh payment of $8,550,000 required at maturity. The fair value of the Senior Notes is estimated to be $48.8 million at December 29, 1995 based on market interest rates for comparable loans.

  In November 1995, the Company replaced its existing revolving credit facility with an unsecured revolving credit facility with a group of banks for multi-currency borrowings up to $70.0 million, of which $50.0 million may be letters of credit (used primarily to support obligations under the Company's self-insurance programs) through November 1998. The facility also provides for a possible increase up to $100.0 million of borrowings (of which $50.0 million may be letters of credit) upon certain conditions. Under the agreement, the Company is required to pay a fee on outstanding letters of credit of 0.6% per annum, payable quarterly, and interest on cash borrowings computed at the prime rate of the agent bank, payable monthly. A commitment fee of .225% per annum payable monthly is also required on any unused portions of the facility. At December 29, 1995, $33.3 million in letters of credit were outstanding and there were no cash borrowings at any time during the year under the revolving line of credit.

  Under the terms of the Note Purchase Agreement and Revolving Credit Agreement, the Company is required to maintain certain financial ratios and meet certain net worth and working capital requirements. As of December 29, 1995 the Company was in compliance with its covenants. In addition, the agreements limit the Company's ability to pay dividends, dispose of assets, make capital expenditures and acquisitions, and incur additional indebtedness, as well as other limitations.

  The Company has no foreign or domestic derivatives, interest rate swaps or other hedge products as of December 29, 1995.

NOTE 6. ACCRUED AND OTHER NON-CURRENT LIABILITIES

  Accrued liabilities consist of the following:

                                                       DECEMBER 30, DECEMBER 29,
                                                           1994         1995
                                                       ------------ ------------
                                                            (IN THOUSANDS)
   Self-insurance reserves............................   $12,689      $15,086
   Salaries and wages.................................    22,142       21,824
   Payroll taxes and withholdings.....................     8,227        7,199
   Estimated liability for vacation benefits..........     7,334        6,805
   Other..............................................    15,742       15,953
                                                         -------      -------
                                                         $66,134      $66,867
                                                         =======      =======

                      PINKERTON'S, INC. AND SUBSIDIARIES

  The Company establishes self-insurance reserves for the estimated costs under workers' compensation, general liability, fidelity, health, dental and automobile liability insurance programs, including reserves for known claims, estimates of incurred but not reported claims and the expected loss development of unsettled claims. Estimated requirements are periodically reviewed and revisions are charged to operations in the period that estimates are changed. Activity in these reserve accounts for 1993, 1994, and 1995 is summarized as follows:

                                         DECEMBER 31, DECEMBER 30, DECEMBER 29,
                                             1993         1994         1995
                                         ------------ ------------ ------------
                                                     (IN THOUSANDS)
   Balance at beginning of year........    $ 34,097     $ 38,189     $ 45,078
   Provision charged to operations.....      42,033       51,179       44,500
   Payments............................     (37,941)     (44,290)     (39,739)
                                           --------     --------     --------
   Balance at end of year..............      38,189       45,078       49,839
                                           --------     --------     --------
   Less current portion included in ac-
    crued liabilities..................      10,750       12,689       15,086
                                           --------     --------     --------
   Long-term portion...................    $ 27,439     $ 32,389     $ 34,753
                                           ========     ========     ========

  The Company is required to secure its financial obligation to cover potential future claims. This requirement is being satisfied with letters of credit issued under the revolving credit facility.

  The Company has established trust accounts for its contributions to a voluntary employees' beneficiary association (VEBA) from which all employee medical insurance claims, premiums and vacation pay under Company sponsored plans are paid. Accrued liabilities at December 30, 1994 and December 29, 1995 reflect the estimated liability to the trusts.

NOTE 7. INCOME TAXES

  The components of income (loss) before income taxes for domestic and foreign operations were as follows:

                                        DECEMBER 31, DECEMBER 30, DECEMBER 29,
                                            1993         1994         1995
                                        ------------ ------------ ------------
                                                    (IN THOUSANDS)
     Domestic..........................   $13,355      $  5,303     $22,132
     Foreign...........................    (4,934)      (13,127)     (4,111)
                                          -------      --------     -------
                                          $ 8,421      $ (7,824)    $18,021
                                          =======      ========     =======

  The following is a summary of the provision for income taxes:

                                        DECEMBER 31, DECEMBER 30, DECEMBER 29,
                                            1993         1994         1995
                                        ------------ ------------ ------------
                                                    (IN THOUSANDS)
   Current:
     Federal...........................   $ 7,228      $  3,360     $ 7,891
     State.............................     2,365         1,809       1,855
     Foreign...........................       242           234         506
                                          -------      --------     -------
                                            9,835         5,403      10,252
                                          -------      --------     -------
   Deferred:
     Federal...........................    (3,899)       (2,516)     (2,343)
     State.............................      (732)         (511)       (388)
                                          -------      --------     -------
                                           (4,631)       (3,027)     (2,731)
                                          -------      --------     -------
   Tax benefit-exercise of employee
    stock options......................        16            42         --
                                          -------      --------     -------
                                          $ 5,220      $  2,418     $ 7,521
                                          =======      ========     =======

                       PINKERTON'S, INC. AND SUBSIDIARIES

  The following table shows the components of the deferred income tax expense (benefit) for the years ended December 31, 1993, December 30, 1994 and December 29, 1995:

                                         DECEMBER 31, DECEMBER 30, DECEMBER 29,
                                             1993         1994         1995
                                         ------------ ------------ ------------
                                                     (IN THOUSANDS)
   Allowance for doubtful receivables..    $   176      $    40      $    75
   Self-insurance reserves.............       (756)      (3,122)      (1,945)
   Contribution to VEBA................       (846)        (406)         161
   Deferred state tax..................        256          179          136
   Depreciation........................         (9)        (365)        (252)
   Amortization of intangibles.........        --          (767)        (548)
   Retirement plans....................       (327)         154       (1,004)
   Provision for reserve against in-
    vestment...........................     (1,371)         --           --
   Uniform reserve.....................       (755)         555          324
   Vacation pay........................        --           --           171
   Foreign losses carryover............     (1,727)        (699)        (333)
   Special charges.....................       (714)         538          --
   Cumulative effect of change in Fed-
    eral tax rate......................       (351)         --           --
   Other, net..........................         66          167          151
   Valuation allowance.................      1,727          699          333
                                           -------      -------      -------
                                           $(4,631)     $(3,027)     $(2,731)
                                           =======      =======      =======

  The provision for income taxes for the years ended December 31, 1993, December 30, 1994 and December 29, 1995 differed from the amount computed by applying the statutory federal income tax rate of 35% in each year to income
(loss) before income taxes. The reasons for these differences are as follows:

                                         DECEMBER 31, DECEMBER 30, DECEMBER 29,
                                             1993         1994         1995
                                         ------------ ------------ ------------
                                                     (IN THOUSANDS)
   U.S. Federal income tax (benefit) at
    statutory rate.....................    $ 2,947      $(2,738)      $6,307
   State income taxes, net of Federal
    benefit............................      1,063          849          954
                                           -------      -------       ------
                                             4,010       (1,889)       7,261
   Changes resulting from:
     Targeted jobs tax credit..........     (1,105)      (1,448)        (986)
     Amortization of intangible assets,
      domestic & foreign...............      1,781        1,695          789
     Foreign taxes, in excess of U.S.
      tax rate.........................       (768)        (690)         211
     Foreign write-down of intangible
      assets...........................        --         3,896          --
     Tax-exempt interest income........       (151)        (225)         (92)
     Cumulative effect of change in
      Federal tax rate.................       (351)         --           --
     Other, net........................         77          380            5
     Change in valuation allowance.....      1,727          699          333
                                           -------      -------       ------
                                           $ 5,220      $ 2,418       $7,521
                                           =======      =======       ======

                      PINKERTON'S, INC. AND SUBSIDIARIES

  The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are presented below:

                                                       DECEMBER 30, DECEMBER 29,
                                                           1994         1995
                                                       ------------ ------------
                                                            (IN THOUSANDS)
   Deferred tax assets:
     Allowance for doubtful receivables...............   $   825      $   750
     Self-insurance reserves..........................    17,817       19,762
     Depreciation.....................................       --            32
     Retirement plans.................................     5,658        6,662
     Uniform reserve..................................       324          --
     Provision against investment.....................     1,597        1,596
     Vacation pay.....................................     2,777        2,606
     Benefit from acquired net operating loss.........       938          828
     Amortization of intangibles......................     1,507        2,055
     Foreign loss carryover...........................     5,516        5,849
     Other, net.......................................       125           97
                                                         -------      -------
       Total deferred tax assets......................   $37,084      $40,237
                                                         =======      =======
   Deferred tax liabilities:
     State taxes......................................   $ 1,737      $ 1,873
     Prepaid insurance................................       757          704
     Contribution to VEBA.............................       141          302
     Depreciation.....................................       220          --
     Other, net.......................................       996        1,061
                                                         -------      -------
       Total deferred tax liabilities.................     3,851        3,940
                                                         -------      -------
   Deferred tax assets valuation allowance............    (5,516)      (5,849)
                                                         -------      -------
       Net deferred tax assets........................   $27,717      $30,448
                                                         =======      =======

NOTE 8. OTHER SPECIAL CHARGES

  In 1993, the Company recorded a pre-tax charge of $3.8 million for the realignment of field management and operations, the consolidation of headquarters facilities and the write-down of uniform inventory. In 1993, a pre-tax charge of $3.3 million was recorded representing a reserve against the Company's investment in an advanced technology security equipment company.

  In 1994, the Company recorded a pre-tax charge of $2.9 million consisting primarily of severance, recruiting and relocation charges.

NOTE 9. RETIREMENT PLANS

  In 1987, the Company established the Supplemental Income Retirement Plan (the "SERP"). On May 1, 1994 this plan was replaced by the Supplemental Retirement Income Plan (the "SRIP") covering certain executives and key employees. Under provisions designed to simplify the plan, two benefit levels were established: (i) a benefit at age 62 of 2.0% of final five-year average compensation for each full year of participation, up to a maximum of 40.0% or
(ii) a benefit at age 62 of 3.5% of final five-year average compensation for each full year of participation, up to a maximum of 52.5%.

                      PINKERTON'S, INC. AND SUBSIDIARIES

  A participant's vested benefit under the SERP as of April 30, 1994 will not be reduced because of the change to the SRIP. Vesting of benefits under the SRIP normally occurs when a participant has five years of SRIP participation.

  The SRIP has no plan assets. The Company has purchased life insurance policies on the lives of individual executives as an investment that it may use to provide pre-retirement death benefits and retirement benefits. The cash surrender value of these policies aggregated $5.6 million and $7.1 million as of December 30, 1994 and December 29, 1995, respectively, and are included in other assets on the Company's consolidated balance sheets.

  In connection with the acquisition of Pinkerton, the Company assumed liability for the Discretionary Unfunded Deferred Compensation Plan for Key Employees (the "DUDCPKE"), a plan covering a group of former Pinkerton executives. Participants are entitled to receive monthly payments of deferred compensation for life upon reaching age 60 in amounts ranging from 20.0% to 40.0% of the average three highest annual compensation amounts, depending on years of service. In connection with the operation of a large security contract at the Company's Canadian subsidiary, the Company operates an unfunded Canadian Pension Plan for the related security guards.

  The following table sets forth the status of the Company's retirement plans and amounts recognized in the Company's consolidated balance sheets as of December 30, 1994 and December 29, 1995:

                                                      DECEMBER 30, DECEMBER 29,
                                                          1994         1995
                                                      ------------ ------------
                                                           (IN THOUSANDS)
   Actuarial present value of benefit obligations:
     Accumulated benefit obligation.................    $17,243      $21,907
                                                        -------      -------
     Projected benefit obligation...................    $17,982      $22,249
                                                        -------      -------
     Plan assets....................................        --           --
     Projected benefit obligation less than (in
      excess of) plan assets........................     17,982       22,249
     Unrecognized net (loss)........................     (5,390)      (6,208)
     Prior service cost not yet recognized in net
      retirement plan cost..........................     (3,921)      (6,046)
                                                        -------      -------
   Accrued periodic retirement plan cost before min-
    imum liability..................................      8,671        9,995
   Additional minimum liability.....................      8,572       11,912
                                                        -------      -------
   Liability included in accrued retirement benefits
    and other non-current liabilities...............    $17,243      $21,907
                                                        =======      =======

  Net retirement plan cost for 1993, 1994 and 1995 included the following components:

                                        DECEMBER 31, DECEMBER 30, DECEMBER 29,
                                            1993         1994         1995
                                        ------------ ------------ ------------
                                                    (IN THOUSANDS)
   Service costs benefits earned dur-
    ing the period....................     $1,010       $1,384       $1,349
   Interest cost on projected benefit
    obligation........................        740          900        1,531
   Amortization of net loss...........        --           411          137
   Amortization of past service cost..        --           322          313
                                           ------       ------       ------
   Net periodic retirement plan cost..     $1,750       $3,017       $3,330
                                           ======       ======       ======

                      PINKERTON'S, INC. AND SUBSIDIARIES

  Assumptions used in accounting for the retirement plans as of 1993, 1994 and 1995 were:

                                        DECEMBER 31, DECEMBER 30, DECEMBER 29,
                                            1993         1994         1995
                                        ------------ ------------ ------------
   Discount rates......................     7.5%         8.5%             7.0%
   Rates of increase in compensation
    levels.............................     4.0%         4.0%     4.0% to 5.0%

  The Company has no significant post retirement obligations other than the SRIP, DUDCPKE and the Canadian Pension Plan.

NOTE 10. EMPLOYEE STOCK OWNERSHIP PLAN

  The Company has a stock purchase plan for eligible employees under which Company stock can be purchased at market value through payroll deductions.

NOTE 11. STOCK OPTION PLANS

 1988 NON-QUALIFIED STOCK OPTION PLAN

  In September 1988, the Company adopted a non-qualified stock option plan (the "1988 Plan") and ultimately reserved 358,199 shares of common stock for future grants subject to adjustment for the effect of future sales or issuances of common stock, other options, warrants, stock dividends, stock splits and convertible securities. The 1988 Plan provided that options be granted at an exercise price of $3.59 per share. In February 1990, the Board of Directors amended the 1988 Plan to freeze, effective as of December 29, 1989, the number of shares issuable upon the exercise of outstanding options.

  Options issued under the 1988 Plan became exercisable 120 days after the effective date of the Company's initial public offering of common stock. These options were exercisable for a period of five years and expired on August 2, 1995. At December 29, 1995, there were no options under the 1988 Plan outstanding or exercisable.

 1990 STOCK OPTION PLAN

  In February 1990, the Company adopted the 1990 Stock Option Plan (the "1990 Plan"), which provides for the granting of either incentive stock options or nonstatutory stock options to key employees and directors of the Company to purchase up to an aggregate 270,000 shares of common stock, subject to adjustment for stock splits, stock dividends or similar capital adjustments. In April 1993, the 1990 Plan was amended to increase the number of shares of common stock reserved for issuance upon the exercise of options granted under the Plan from 270,000 to 1,220,000.

  In February 1995, in connection with and subject to stockholder approval of the 1995 Pinkerton Performance and Equity Incentive Plan, the 1990 Plan was frozen such that no further grants would be made under the plan. At that time, under the 1990 Plan, options with respect to 783,550 shares were outstanding, options with respect to 32,000 shares had been exercised, and there remained 404,450 shares available under the plan with respect to which future option grants could have been made. At December 29, 1995, options with respect to 672,150 shares were outstanding, expiring through February 14, 2005, of which options with respect to 202,005 shares were exercisable.

 1995 PINKERTON PERFORMANCE AND EQUITY INCENTIVE PLAN

  In February 1995, the Company adopted the 1995 Pinkerton Performance and Equity Incentive Plan (the "1995 Plan"), which provides for the granting of stock options, stock appreciation rights, restricted stock awards

                      PINKERTON'S, INC. AND SUBSIDIARIES
and performance awards to employees and stock options or certain common stock awards to non-employee directors of the Company. The maximum number of shares of common stock with respect to which awards may be granted is 404,450, subject to adjustment for stock dividends, stock splits, recapitalizations or similar capital changes.

  At December 29, 1995, options with respect to 24,750 shares were outstanding, expiring through May 29, 2005, none of which were exercisable.

  The Company's stock option plans are administered by the Compensation Committee of the Board of Directors, which consists of four independent directors. The committee is authorized to determine the participants in the 1995 Plan and the time of, type of and number of shares underlying awards under such plan.

  Transactions involving the stock option plans are as follows:

                                       OPTION PRICE PER SHARE NUMBER OF SHARES
                                       ---------------------- ----------------
   Outstanding at December 25, 1992...      $ 3.59-27.13          269,637
     Exercised........................        3.59-15.25           (6,700)
                                            ------------          -------
   Outstanding at December 31, 1993...        3.59-27.13          262,937
     Granted..........................       14.75-19.50          614,750
     Exercised........................        3.59-15.50          (29,424)
     Canceled.........................       15.20-27.13          (66,404)
                                            ------------          -------
   Outstanding at December 30, 1994...        3.59-27.13          781,859
     Granted..........................       15.50-19.50           33,200
     Exercised........................        3.59-15.50          (62,759)
     Canceled.........................       15.25-27.13          (55,400)
                                            ------------          -------
   Outstanding at December 29, 1995...      $14.75-27.13          696,900
                                            ============          =======

NOTE 12. CAPITAL STOCK

  Capital stock at December 30, 1994 and December 29, 1995 consists of the following:

                                                          NUMBER OF SHARES
                                                      -------------------------
                                                      DECEMBER 30, DECEMBER 29,
                                                          1994         1995
                                                      ------------ ------------
   8% cumulative preferred stock, $100 par value:
    Class A:
     Authorized......................................       1,000        1,000
     Issued and outstanding..........................         --           --
    Class B:
     Authorized......................................      47,000       47,000
     Issued and outstanding..........................         159          153
   11% cumulative preferred stock, $100 par value:
    Class C:
     Authorized......................................      20,000       20,000
     Issued and outstanding..........................           1            1
   Designated preferred stock, $.001 par value:
     Authorized......................................   5,000,000    5,000,000
     Issued and outstanding..........................         --           --
   Common stock, $.001 par value:
     Authorized...................................... 100,000,000  100,000,000
     Issued and outstanding..........................   8,294,214    8,344,969

                      PINKERTON'S, INC. AND SUBSIDIARIES

NOTE 13. COMMITMENTS AND CONTINGENCIES

  The Company has commitments under operating leases, primarily for building and office space, expiring at various dates through December 2017. Certain of the leases provide for additional rent based on increases in the consumer price index or upon stated future rent revisions, payment of insurance, property taxes and for certain other costs of occupancy. Most leases contain renewal options. Rental expense for the years ended December 31, 1993, December 30, 1994 and December 29, 1995 was approximately $6,029,000, $7,679,000 and $7,747,000, respectively. The following is a schedule of future minimum annual rental payments required under the Company's operating leases as of December 29, 1995:

                                                                    IN THOUSANDS
     1996..........................................................   $ 8,024
     1997..........................................................     6,439
     1998..........................................................     5,091
     1999..........................................................     4,125
     2000..........................................................     3,769
     2001 and thereafter...........................................    11,588
                                                                      -------
                                                                      $39,036
                                                                      =======

  In addition to the above, the Company has agreements with leasing companies to lease automobiles over periods of 24 to 60 months, which are primarily used in the conduct of the Company's security operations. At December 29, 1995, the Company had 1,534 vehicles leased under these operating lease agreements. The maximum aggregate future rental commitment on the vehicles currently leased is $5,576,000.

  The nature of the Company's business subjects it to a significant volume of claims and litigation incidental to such business asserting that the Company is liable for damages as a result of the conduct of its employees or others. Some claims or litigation allege substantial damages. The Company maintains self-insurance programs and insurance coverage for a significant portion of this liability risk. In the opinion of management, based on currently known facts, there is no claim or litigation pending the disposition of which will have a material adverse effect on the results of operations or financial condition of the Company.

  During 1994 the Company reached litigation settlements relating to the procurement of uniforms and services provided. As a result of these settlements, the Company recorded a net pre-tax gain of $2.4 million.

NOTE 14. INTERNATIONAL OPERATIONS

  The Company has international operations located in Europe, Canada, Mexico and Asia. Summarized information relating to the international subsidiaries is as follows:

                                          DECEMBER 31, DECEMBER 30, DECEMBER 29,
                                              1993         1994         1995
                                          ------------ ------------ ------------
                                                      (IN THOUSANDS)
   For the year:
     Service revenues....................   $110,280     $135,445     $136,611
     Operating profit (loss).............   $   (965)    $(15,410)    $ (3,062)
   At year end:
     Total assets........................   $ 47,696     $ 39,600     $ 37,842
     Stockholders' equity................   $ 12,682     $  9,007     $  3,998

  In 1994, the Company recorded an $11.5 million write-down of goodwill and other intangible assets associated primarily with the Company's business in the United Kingdom. The Company also recapitalized its United Kingdom subsidiary to include in stockholders' equity approximately $6.6 million of intercompany debt.

                      PINKERTON'S, INC. AND SUBSIDIARIES

NOTE 15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

  Pinkerton's fiscal year is comprised of the 52-week (or 53-week) period ending on the Friday closest to December 31, within the reporting year. The Company's quarterly reporting periods consist of three four-week periods for the first, second and third quarters, and four four-week periods for the fourth quarter.

                                          FIRST     SECOND   THIRD     FOURTH
                                        QUARTER(a) QUARTER  QUARTER  QUARTER(b)
                                        ---------- -------- -------- ----------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Year ended December 30, 1994
  Service revenues.....................  $191,545  $193,836 $198,296  $266,283
  Gross profit.........................    16,314    18,670   19,703    21,747
  Net income (loss)....................     1,327       162    1,820   (13,551)
  Income (loss) per common share(c)....  $    .16  $    .02 $    .22  $  (1.64)
  Weighted average common shares and
   common share equivalents
   outstanding.........................     8,298     8,290    8,282     8,283
Year ended December 29, 1995
  Service revenues.....................  $198,321  $195,442 $197,942  $271,088
  Gross profit.........................    18,751    19,560   22,235    31,075
  Net income...........................     1,471     1,563    1,974     5,492
  Income per common share(c)...........  $    .18  $    .19 $    .24  $    .65
  Weighted average common shares and
   common share equivalents
   outstanding.........................     8,345     8,303    8,333     8,407

- ---------------------
(a) The first quarter of 1994 includes a $2.4 million gain from litigation, net.
(b) The fourth quarter of 1994 includes the effect of the write-down of goodwill and other intangible assets in the amount of $11.5 million and a $2.5 million billing credit issued to a customer. The fourth quarter of 1995 includes the impact of tax minimization strategies.
(c) The sum of the quarterly income (loss) per share amounts do not equal the annual amount reported since per share amounts are computed independently for each quarter and for the full year, based on the respective weighted average common shares and common share equivalents outstanding.

                       PINKERTON'S, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                   DEC. 29, 1995 MARCH 22, 1996
                                                   ------------- --------------
                                                                  (UNAUDITED)
                                                          (IN THOUSANDS)
                      ASSETS
Current assets:
  Cash and cash equivalents.......................   $ 20,215       $ 18,225
  Investment in marketable securities.............     19,396         24,777
  Accounts receivable (includes unbilled amount of
   $28,981 in 1995 and $24,753 in 1996)...........    113,127        116,448
  Less allowance for doubtful receivables.........      2,881          2,706
                                                     --------       --------
                                                      110,246        113,742
                                                     --------       --------
  Inventory.......................................      2,516          2,260
  Prepaid expenses and taxes......................     13,762         10,947
  Deferred income taxes...........................      6,836          6,968
                                                     --------       --------
    Total current assets..........................    172,971        176,919
                                                     --------       --------
Equipment and leasehold improvements, net of
 accumulated depreciation and amortization of
 $21,619 in 1995 and $23,072 in 1996..............     14,017         13,970
Other assets:
  Intangible assets, net..........................     60,895         60,008
  Deferred income taxes...........................     23,612         24,078
  Other...........................................     15,849         16,200
                                                     --------       --------
                                                      100,356        100,286
                                                     --------       --------
                                                     $287,344       $291,175
                                                     ========       ========
       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................   $  7,304       $  6,650
  Accrued liabilities.............................     66,867         67,271
  Current maturities of long-term debt............      8,575          8,575
                                                     --------       --------
    Total current liabilities.....................     82,746         82,496
                                                     --------       --------
Accrued retirement benefits and other non-current
 liabilities......................................     56,598         58,843
Long-term debt, less current maturities...........     34,275         34,275
Commitments and contingencies
Stockholders' equity:
  Preferred stock.................................         15            --
  Common stock....................................          8              8
  Additional paid-in capital......................     74,463         74,485
  Other adjustments...............................     (9,238)        (9,117)
  Retained earnings...............................     48,477         50,185
                                                     --------       --------
                                                      113,725        115,561
                                                     --------       --------
                                                     $287,344       $291,175
                                                     ========       ========

     See accompanying notes to unaudited consolidated financial statements.

                       PINKERTON'S, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

                                                  FOR THE TWELVE WEEKS ENDED
                                                 -----------------------------
                                                 MARCH 24, 1995 MARCH 22, 1996
                                                 -------------- --------------
                                                        (IN THOUSANDS,
                                                    EXCEPT PER SHARE DATA)
Service revenues................................    $198,321       $200,036
Cost of services................................     179,570        176,850
                                                    --------       --------
Gross profit....................................      18,751         23,186
Operating expenses..............................      13,523         17,032
Amortization of intangible assets...............       2,043          2,136
                                                    --------       --------
Operating profit................................       3,185          4,018
Other (income) deductions:
  Interest income...............................        (666)          (510)
  Interest expense..............................       1,174          1,114
                                                    --------       --------
                                                         508            604
                                                    --------       --------
Income before income taxes......................       2,677          3,414
Provision for income taxes......................       1,206          1,705
                                                    --------       --------
Net income......................................    $  1,471       $  1,709
                                                    ========       ========
Net income per common share.....................    $    .18       $    .20
                                                    ========       ========
Weighted average common shares and common share
 equivalents outstanding........................       8,345          8,408
                                                    ========       ========


     See accompanying notes to unaudited consolidated financial statements.

                       PINKERTON'S, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                   FOR THE TWELVE WEEKS ENDED
                                                  -----------------------------
                                                  MARCH 24, 1995 MARCH 22, 1996
                                                  -------------- --------------
                                                         (IN THOUSANDS)
Operating Activities:
  Net income....................................     $  1,471       $ 1,709
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Amortization of intangible assets.............        2,043         2,136
  Depreciation and other amortization...........        1,334         1,462
  Provision for losses on doubtful receivables..          240           239
Changes in assets, liabilities and stockholders'
 equity:
  Accounts receivable...........................       (2,056)       (2,690)
  Inventory.....................................         (558)          526
  Prepaid expenses and taxes....................        5,925         2,842
  Deferred income taxes.........................       (2,948)         (598)
  Other assets..................................       (1,107)         (386)
  Accounts payable..............................        1,549          (908)
  Accrued and other non-current liabilities.....          882         2,820
  Foreign currency revaluation of net assets....          102           121
                                                     --------       -------
    Net cash provided by operating activities...        6,877         7,273
                                                     --------       -------
Investing Activities:
  Purchase of marketable securities.............      (12,879)       (6,980)
  Sales/redemptions of marketable securities....        9,695         1,599
  Purchase of equipment and leasehold
   improvements.................................       (1,104)       (1,166)
  Payments for net assets of acquired
   businesses, net of cash acquired.............          --         (2,753)
                                                     --------       -------
    Net cash used in investing activities.......       (4,288)       (9,300)
                                                     --------       -------
Financing Activities:
  Exercise of stock options.....................           10            22
  Redemption of preferred stock.................          --             15
                                                     --------       -------
    Net cash provided by financing activities...           10            37
                                                     --------       -------
    Net (decrease) increase in cash.............        2,599        (1,990)
Cash and cash equivalents at beginning of year..       27,744        20,215
                                                     --------       -------
Cash and cash equivalents at end of period......     $ 30,343       $18,225
                                                     ========       =======

     See accompanying notes to unaudited consolidated financial statements.

                      PINKERTON'S, INC. AND SUBSIDIARIES

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(1) PRESENTATION OF FINANCIAL INFORMATION

  The quarterly consolidated financial statements included herein have been prepared by the Company and include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results of operations for the fiscal quarters ended March 24, 1995 and March 22, 1996. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although the Company believes the disclosures in these consolidated financial statements are adequate to make the information presented not misleading.

  The following material is written with the presumption that the users of the interim financial statements have read or have access to the Company's Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 29, 1995 and the Company's 1995 Annual Report to Stockholders. The 1995 Annual Report contains the latest audited consolidated financial statements and notes thereto, together with Management's Discussion and Analysis of Financial Condition and Results of Operations as of December 29, 1995 and for the year then ended. The results of operations for the fiscal quarters ended March 24, 1995 and March 22, 1996 are not necessarily indicative of the results for a full year.

(2) ADOPTION OF NEW ACCOUNTING STANDARDS

  In the first quarter of 1996, the Company adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of." This statement provides guidelines for recognition of impairment losses relating to long-term assets. The adoption of this new standard did not have a material effect on the Company's consolidated financial statements.

  The Company also adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock-based Compensation." This statement encourages, but does not require, a fair value based method of accounting for employee stock options. The Company has elected to continue to measure compensation costs under APB Opinion No. 25 "Accounting for Stock Issued to Employees" and to comply with the pro forma disclosure requirements of Statement No. 123 in the Company's annual consolidated financial statements.

(3) SUBSEQUENT EVENTS

  During the second quarter of 1996, the Company entered into a settlement related to the acquisition of Pinkerton's, Inc. by California Plant Protection, Inc. in 1988. As a result of this settlement, the Company received a cash payment of $5.2 million in the second quarter of 1996. Of this amount, $3.3 million represented a recovery of income and other taxes paid on behalf of the previous owner which were previously carried on the Company's balance sheet; the remaining $1.9 million (which is not taxable) will be recorded as other income in the second quarter of 1996.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDIC-TION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLI-CATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSE-QUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................   8
Price Range of Common Stock and Dividend Policy..........................   9
Capitalization...........................................................  10
Selected Consolidated Financial Data.....................................  11
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  12
Business.................................................................  17
Management...............................................................  23
Principal Stockholders and Selling Stockholder...........................  26
Description of Capital Stock.............................................  27
Shares Eligible For Future Sale..........................................  30
Underwriting.............................................................  31
Legal Matters............................................................  32
Experts..................................................................  32
Available Information....................................................  32
Incorporation of Certain Documents by Reference..........................  33
Index to Consolidated Financial Statements............................... F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


                                2,360,000 SHARES

                                      LOGO

                                  COMMON STOCK


                                ---------------

                                   PROSPECTUS

                                ---------------


                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION
                       PRUDENTIAL SECURITIES INCORPORATED
                            SCHRODER WERTHEIM & CO.

                                        , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table itemizes the expenses incurred by the Registrant and Selling Stockholder in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All the amounts shown are estimates except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee.

                                                                      SELLING
                                                         REGISTRANT STOCKHOLDER
                                                         ---------- -----------
Securities and Exchange Commission Registration Fee....   $ 17,530    $ 5,633
National Association of Securities Dealers, Inc. Filing
 Fee...................................................      5,462      1,755
Additional listing fees................................      7,189          0
Legal Fees and Expenses................................     80,000          0
Accounting Fees and Expenses...........................     75,000          0
Blue Sky Fees and Expenses, including Legal Fees.......     11,352      3,648
Printing, including Registration Statement, Prospectus,
 etc...................................................    100,000          0
Miscellaneous Expenses.................................      3,467        464
                                                          --------    -------
  Total................................................   $300,000    $11,500
                                                          ========    =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Amended and Restated By-laws provide that the Registrant will indemnify its directors, officers, employees and other agents (collectively, the "Agents") to the extent permitted by Delaware law. Under the Registrant's Amended and Restated By-laws, an Agent sued in his or her capacity as an Agent is entitled to indemnification if the Agent acted in good faith and in a manner the Agent reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In stockholder derivative actions, the Registrant will indemnify an Agent if the Agent acted in good faith and in a manner the Agent reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that, if the Agent is adjudged liable to the Registrant, the Registrant will not indemnify the Agent unless the court finds that the Agent is fairly and reasonably entitled to indemnification under the circumstances. To the extent that an Agent succeeds in the defense of any suit or proceeding, the Registrant shall indemnify the Agent against expenses (including attorneys' fees) he or she actually and reasonably incurred in connection with the defense. The Amended and Restated By-laws also require the Registrant to advance litigation expenses in the case of stockholder derivative actions or other actions against an Agent if the person being sued undertakes to repay such advances if it is ultimately determined that the Agent is not entitled to indemnification. The Amended and Restated By-laws further provide that the rights the Amended and Restated By-laws confer shall not be deemed to be exclusive of any other right which the Amended and Restated By-laws, agreement, vote of stockholders or disinterested directors or otherwise may confer upon the Registrant's Agent.

  In addition, the Registrant's Restated Certificate of Incorporation and Amended and Restated By-Laws provide for indemnification of persons to the extent permitted by Delaware law. Notwithstanding the foregoing sentence, the Registrant shall not indemnify any person with respect to any of the following matters: (i) remuneration paid to such person if it shall be determined by final judgment or other final adjudication that such remuneration was in violation of law; (ii) any accounting of profits made from the purchase or sale by such person of the Registrant's securities within the meaning of
Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or similar provisions; (iii) actions brought about or contributed to by the dishonesty of such person, if a final judgment or other final adjudication adverse to such person establishes that acts of active and deliberate dishonesty were committed or attempted by such person with actual dishonest purpose and intent and were material to the adjudication; (iv) actions based on or attributable to such person having gained any personal profit or advantage to which he or she was not entitled, in the event that a final judgment or other final adjudication adverse to such person establishes that such person in fact gained such personal profit or other advantage to which he or she was not entitled; and (v) any matter in respect of which a final decision by a court with competent jurisdiction shall determine that indemnification is unlawful. The Restated Certificate of Incorporation further provides that, pursuant to Delaware law, the Registrant's directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. The provision in the Restated Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

  The Registrant currently has an insurance policy which insures the directors and officers of the Registrant against losses arising from claims made against them due to wrongful acts while acting in their individual and collective capacities as directors and officers, subject to certain exclusions. The policy also insures the Registrant against loss as to which its officers and directors are entitled to indemnification.

  The Registrant has entered into supplemental indemnification agreements with the Company's current directors and executive officers. These agreements provide substantially broader indemnity rights than those provided under the Delaware General Corporation Law and the Registrant's Restated Certificate of Incorporation and Amended and Restated By-laws. The indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against the Registrant or its directors or executive officers, but to the extent a director or executive officer is entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by the Registrant, and the Registrant would not necessarily benefit from all derivative recoveries against the director or executive officer. Certain such recoveries would accrue to the benefit of the Registrant but would be offset by the Registrant's obligations to the director or executive officer under the indemnification agreement.

ITEM 16. EXHIBITS.

    1   Form of Underwriting Agreement.
    5   Opinion of C. Michael Carter, Esq.
   23.1 Consent of C. Michael Carter, Esq. (included in Exhibit 5).
   23.2 Consent of KPMG Peat Marwick LLP (independent certified public accountants).
   24*  Power of Attorney.
   27*  Financial Data Schedule.

- ---------------------

* Previously filed.

ITEM 17. UNDERTAKINGS.

r The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS OF FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF LOS ANGELES, CALIFORNIA, ON THE 2ND DAY OF JULY, 1996.

                                          Pinkerton's, Inc.

                                                 /s/ C. Michael Carter
                                          By: _________________________________
                                                     C. MICHAEL CARTER
                                                 EXECUTIVE VICE PRESIDENT,
                                               GENERAL COUNSEL AND CORPORATE
                                                         SECRETARY

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

                                       President and Chief
               *                       Executive Officer        July 2, 1996
- -------------------------------------   (Principal
           DENIS R. BROWN               Executive Officer)

                                       Executive Vice
               *                       President, Chief         July 2, 1996
- -------------------------------------   Financial Officer
         JAMES P. MCCLOSKEY             (Principal
                                        Financial Officer)

                                       Controller
               *                        (Principal               July 2, 1996
- -------------------------------------   Accounting Officer)
          STEVEN A. LINDSEY


               *                       Director                  July 2, 1996
- -------------------------------------
           PETER H. DAILEY


               *                       Director                  July 2, 1996
- -------------------------------------
            JOHN A. GAVIN

              SIGNATURE                         TITLE                DATE


                *                       Director                 July 2, 1996
- -------------------------------------
          GERALD D. MURPHY


                *                       Director                  July 2, 1996
- -------------------------------------
           J. KEVIN MURPHY


                *                       Director                  July 2, 1996
- -------------------------------------
           ROBERT H. SMITH


                *                        Director                 July 2, 1996
- -------------------------------------
          THOMAS W. WATHEN


                *                       Director                  July 2, 1996
- -------------------------------------
         WILLIAM H. WEBSTER

*By   /s/ C. Michael Carter             Attorney-in-fact         July 2, 1996
  ----------------------------------

       C. MICHAEL CARTER

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER  DOCUMENT DESCRIPTION
 ------- --------------------
   1     Form of Underwriting Agreement.
   5     Opinion of C. Michael Carter, Esq.
  23.1   Consent of C. Michael Carter, Esq. (included in Exhibit 5).
  23.2   Consent of KPMG Peat Marwick LLP (independent certified public accountants).
  24*    Power of Attorney.
  27*    Financial Data Schedule.

- ---------------------

* Previously filed.